Exhibit 99.1

9 March 2015

TELECITY GROUP PLC

INTERXION HOLDING N.V.

IMPLEMENTATION AGREEMENT

AND

PLAN OF REORGANIZATION

Page I

SCHEDULE 4 WARRANTIES		64

1.	WARRANTIES OF INTERXION	64

2.	WARRANTIES OF TELECITY	68

SCHEDULE 5 CONDITIONS TO THE OFFER		72

SCHEDULE 6 AWARDS GRANTED UNDER SHARE PLANS		74

1.	OUTSTANDING INTERXION AWARDS GRANTED UNDER INTERXION SHARE PLANS	74

2.	OUTSTANDING TELECITY AWARDS GRANTED UNDER TELECITY SHARE PLANS	76

Page II

THIS IMPLEMENTATION AGREEMENT is made on 9 March 2015

BETWEEN:

(1)	TELECITY GROUP PLC, a company incorporated in England and Wales with registered number 5603875 and having its registered office at Masters House, 107 Hammersmith Road, London W14 0QH (Telecity); and

(2)	INTERXION HOLDING N.V., a public company incorporated in The Netherlands, registered with the Trade Register of the Chamber of Commerce in The Netherlands under number 33301892, having its official seat in Amsterdam and its registered office at Tupolevlaan 24, 1119 NX Schiphol-Rijk, The Netherlands (Interxion),

each a party and together, the parties.

WHEREAS:

(A) The parties intend to announce immediately following execution of this Agreement a firm intention to effect an all-share merger by way of a recommended share for share acquisition of the entire issued and to be issued share capital of Interxion by Telecity or any subsidiary of Telecity properly treated as a direct wholly-owned subsidiary of Telecity for US federal income tax purposes (Telecity or such subsidiary of Telecity, the Telecity Offeror) on the terms and conditions referred to in this Agreement and as set out in the Merger Documents.

(B) The parties adopt this Agreement as a “plan of reorganization” for purposes of Sections 354, 361 and 368 of the Code.

(C) The Interxion Board has determined in good faith that this Agreement and the Merger are in the best interests of Interxion and fair and reasonable to Interxion, the enterprise connected with it and its stakeholders.

(D) The Telecity Board has determined in good faith that this Agreement and the Merger are in the best interests of Telecity and fair and reasonable to Telecity Shareholders.

(E) The parties are entering into this Agreement to set out certain obligations and commitments in relation to the implementation of the Merger and certain matters relating to the conduct of the business of the Interxion Group and the Telecity Group for the duration of this Agreement pending the Offer Closing Date.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1 Each word and expression used in this Agreement, except insofar as the context requires otherwise or unless defined elsewhere in this Agreement, has the meaning (if any) given to it in Schedule 1.

1.2 This Agreement is to be construed and interpreted in accordance with Schedule 1.

1.3 The Recitals, Schedules and Exhibit to this Agreement are to have effect as parts of this Agreement and the expression this Agreement shall be deemed to include the Recitals, Schedules and Exhibit to this Agreement.

2.	THE OFFER

2.1 The parties shall procure the release and publication of the Press Announcement by no later than 7.00 a.m. on the date of this Agreement.

2.2 In accordance with the Timetable, Telecity agrees and undertakes to Interxion to commence, or cause the Telecity Offeror to commence, within the meaning of Rule 14d-2 under the Exchange Act, a public exchange offer to acquire all of the issued and to be issued Interxion Shares. In such offer, each Interxion Share accepted by the Telecity Offeror shall be exchanged for the right to receive from Telecity 2.3386 Telecity Shares (such number of Telecity Shares per Interxion Share exchanged pursuant to the Offer being hereinafter referred to as the Merger Ratio), on the terms and subject to the conditions referred to in this Agreement (such offer, as may be amended or extended from time to time as permitted by this Agreement, the Offer).

2.3 The letter of transmittal included in the Offer Documents shall provide that an Interxion Shareholder may elect to receive all or part of such shareholder’s consideration in the form of Telecity ADRs, subject to applicable Laws. There shall be no prohibitions, restrictions or conditions on the transfer of the ADRs and the ADRs shall not be required to bear any legends restricting such transfer.

2.4 In accordance with the Timetable, Telecity will prepare and file a registration statement on (a) Form F-4 with the SEC to register the Offer Securities to be issued pursuant to the Offer, and (b) Form F-6 registering the ADRs issuable upon deposit of the Telecity Shares registered on the Form F-4 (such Form F-4 and Form F-6, together with any amendments, supplements and exhibits thereto, the Registration Statements and each a Registration Statement).

2.5 The Registration Statement on Form F-4 will include a preliminary prospectus containing the information required under Rule 14d-4(b) under the Exchange Act (the Preliminary Prospectus), the Telecity Circular and the Telecity Prospectus.

2.6 Interxion and its counsel shall be given a reasonable opportunity to review and comment on the Registration Statements before Telecity files them with the SEC, and Telecity shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Interxion and its counsel. Each party will share promptly with the other and their respective counsel all communications or filings with the SEC or its staff and will permit the other party and its counsel a reasonable opportunity to review any communications or filings from such party to the SEC or its staff, and shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the other party and its counsel.

2.7 Telecity shall use its reasonable endeavours to have the Registration Statements declared effective by the SEC as promptly as reasonably practicable after the filing thereof with the SEC and to keep the Registration Statements effective as long as is necessary for the Conditions to be satisfied and the transactions contemplated by this Agreement completed.

2.8 Subject to the terms and conditions of this Agreement, Telecity shall provide guaranteed delivery procedures for the tender of Interxion Shares in the Merger and Telecity agrees to cause the Merger Documents to be disseminated to holders of Interxion Shares, as and to the extent required by the Securities Act and the Exchange Act and all other applicable Law.

2.9 Interxion shall promptly furnish to Telecity in writing all information concerning Interxion or any persons designated by Interxion to serve on the Telecity Board that may be required by applicable securities Laws or reasonably requested by Telecity for inclusion in the Offer Documents. Telecity, subject to receipt of any required information or consent, agrees to name the persons designated by Interxion to serve on the Telecity Board pursuant to Clause 8.3(b) in accordance with the requirements of the Registration Statement.

2.10 Following the time that the Registration Statement on Form F-4 is declared effective, Telecity shall file the final prospectus included therein under Rule 424(b) of the Securities Act. Telecity shall, subject to the terms and conditions of this Agreement, (a) ensure that the Registration Statements, Preliminary Prospectus and the final prospectus referred to above comply in all material respects as to form with the applicable requirements of the Securities Act, the Exchange Act and all other applicable Laws, (b) promptly cause the Registration Statements, the Preliminary Prospectus and the final prospectus referred to above to be disseminated to Interxion Shareholders and others entitled to receive the same as an Offer Document to the extent required by applicable Laws, and (c) promptly advise Interxion of the time when the Registration Statements have become effective, of the issuance of any stop order with respect to the Registration Statements or the suspension of any qualification of the ADRs.

2.11 Interxion and its counsel shall be given an opportunity to the extent reasonably practicable to review and comment on the Telecity Circular and the Telecity Prospectus before Telecity files them with the FCA, and Telecity shall give due consideration to the reasonable additions, deletions or changes suggested thereto by Interxion and its counsel. Each party will share promptly with the other and their respective counsel all official filings and communications with the FCA or its employees and will permit the other party and its counsel a reasonable opportunity to review any such filings or communications from such party to the FCA or its employees, and shall give due consideration to the reasonable additions, deletions or changes suggested thereto by the other party and its counsel.

2.12 In accordance with the Timetable, Telecity shall use its reasonable endeavours to cause (a) the Telecity Circular and the Telecity Prospectus to be approved by the FCA as promptly as reasonably practicable; and (b) the FCA to provide to any other relevant competent authorities as may be required a certificate of approval and other documentation required under the EU Prospectus Directive (Directive 2003/71/EC) and/or any other applicable Law for the Telecity Prospectus to be “passported” into any other relevant member state of the EU to the extent so required. Telecity shall cause the Telecity Prospectus to comply in all material respects with applicable Law and the rules and regulations applicable thereto, including the Prospectus Rules and the Listing Rules.

2.13 In accordance with the Timetable, Telecity shall issue the Telecity Circular (together with the relevant forms of proxy) to Telecity Shareholders and others entitled to receive the same and publish and file the Telecity Prospectus and the Telecity Circular, in each case in accordance with applicable Laws.

2.14 In accordance with the Timetable, Telecity shall file, or shall cause to be filed in accordance with Rule 14d-3 under the Exchange Act, the Schedule TO with the SEC and cause the Offer Documents to be disseminated to Interxion Shareholders and others entitled to receive the same to the extent required by applicable Laws. The Schedule TO shall contain, or incorporate by reference, the Preliminary Prospectus, the offer to purchase and forms of the related letter of transmittal, a form of summary advertisement and all other ancillary documents with respect to the Offer (collectively, together with all amendments, supplements and exhibits thereto, the Offer Documents).

2.15 In accordance with the Timetable, on the date the Offer Documents are filed with the SEC (or as soon as practicable thereafter), Interxion shall file with the SEC and disseminate to Interxion Shareholders and others entitled to receive the same to the extent required by the Exchange Act, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with any amendments and supplements thereto, the Schedule 14D-9) that shall reflect, subject to Clause 7.2, the Interxion Recommendation.

2.16 Interxion shall ensure that the Schedule 14D-9 complies in all material respects as to form with the requirements of the Exchange Act, the applicable rules and regulations of the New York Stock Exchange and all other applicable Laws.

2.17 Subject to Clause 7.2, Interxion shall also include in the Schedule 14D-9, and represents that it has obtained all necessary consents of its financial adviser to permit Interxion to include in the Schedule 14D-9, in its entirety, the fairness opinion delivered by its financial adviser, together with a summary thereof in accordance with Item 1015(b) of Regulation M-A under the Exchange Act (regardless of whether such item is applicable). Interxion hereby consents to the inclusion in the Offer Documents of a description of the Interxion Recommendation.

2.18 To the extent requested by Telecity, Interxion shall cause the Schedule 14D-9 to be mailed or otherwise disseminated to the holders of Interxion Shares together with the Offer Documents disseminated to the holders of Interxion Shares.

2.19 In accordance with the Timetable, Telecity will prepare and submit (a) to the FCA an application for admission of the Telecity Shares to be issued in the Offer (including those underlying the ADRs to be issued in the Offer) to the premium listing segment of the Official List; and (b) to the LSE an application for such shares to be admitted to the LSE’s main market for listed securities and will use its reasonable endeavours to cause such shares to be so admitted at or prior to the Offer Closing.

2.20 In accordance with the Timetable, Telecity will prepare and submit to a National Securities Exchange an application covering the ADRs to be issued in the Offer and will use its reasonable endeavours to cause the ADRs to be approved for listing (subject to notice of issuance) for trading on such National Securities Exchange at or prior to the Offer Closing. Except for procedures of the applicable clearing and settlement system and other customary limitations applicable to American depositary programs for a public listed company incorporated in England and Wales whose shares are admitted to the premium listing segment of the Official List and to trading on the LSE’s main market for listed securities which will be disclosed in (or incorporated by reference into) the Registration Statements, the ADRs will have the same rights and privileges as the Telecity Shares, and will entitle the holder thereof to receive (upon deposit of ADRs with the depositary for cancellation, and payment of any applicable fees, charges and taxes) the corresponding number of Telecity Shares.

2.21 Telecity shall not, except with the prior written consent of Interxion or as otherwise provided under the terms of this Agreement:

(a)	reduce the number of Interxion Shares subject to the Offer;

(b)	reduce the Merger Ratio;

(c)	change the form of consideration payable in the Offer (except if Telecity is exercising its rights under Clause 13.2 to match or exceed an Interxion Superior Proposal) or modify the right to elect to receive Telecity Shares or ADRs;

(d)	amend or waive the percentage in the Minimum Tender Condition to an amount below 80 per cent.;

(e)	amend or waive the Conditions set out in Schedule 5 (except to the extent that Conditions may be waived by Telecity solely as set out in Schedule 5);

(f)	add to or amend any of the other Conditions and requirements to the Offer, in a manner that is materially adverse to a holder of Interxion Shares; or

(g)	except as expressly provided in Clause 3, terminate, extend or otherwise amend or modify the Expiration Time.

2.22 Subject to the satisfaction or waiver (to the extent permitted) of the Conditions, Telecity shall consummate, or shall cause the Telecity Offeror to consummate, the Offer in accordance with its terms and applicable Laws and accept all Interxion Shares validly tendered and not withdrawn pursuant to the Offer in compliance with Rule 14d-10 and Rule 14e-1(c) under the Exchange Act.

2.23 Interxion agrees that no Interxion Shares held by Interxion or any of its subsidiaries or subsidiary undertakings will be tendered pursuant to the Offer or sold or otherwise disposed of or in any way encumbered after the date hereof, and that no Interxion Shares will be purchased by Interxion or any of its subsidiaries or subsidiary undertakings, provided that, subject to the other terms of this Agreement, Interxion is permitted to enter into transactions with respect to Interxion Shares in connection with the fulfilment of Interxion’s obligation under any of the Interxion Share Plans undertaken in accordance with Clause 9.

2.24 No fractional Offer Securities will be issued in the Offer to any Interxion Shareholder, no dividends or other distributions with respect to Telecity Shares shall be payable on or with respect to any such fractional share interest and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a shareholder of Telecity. Notwithstanding any other provision of this Agreement, each Interxion Shareholder who would otherwise have been entitled to receive a fraction of an Offer Security (after aggregating all fractional ADRs and all fractional Telecity Shares issuable to such Interxion Shareholder in the Offer) shall receive from the Exchange Agent, in lieu thereof, cash (without interest) in a US dollar amount representing such Interxion Shareholder’s proportionate interest in the net proceeds from the sale by the Exchange Agent on behalf of all such Interxion Shareholders of the aggregate number of Telecity Shares which would otherwise be issued or, in the case of ADRs, the number of Telecity Shares underlying the equivalent number of ADRs which would otherwise be issued; provided, however, that in no event will the cash paid under this Clause 2.24 exceed 1 per cent. of the total value of the Offer Securities issued to Interxion Shareholders pursuant to the Offer.

2.25 Telecity and Interxion shall enter into an exchange agency agreement with the Exchange Agent (the Exchange Agency Agreement), which agreement shall set forth the duties, responsibilities and obligations of the Exchange Agent consistent with the terms of this Agreement. Subject to the satisfaction or waiver (to the extent permitted) of the Conditions, by no later than the Offer Closing Date Telecity shall allot and issue to each holder of Interxion Shares who has surrendered Interxion Shares (or, in the case of any Interxion Shareholder who has elected to receive all or part of such shareholder’s consideration in ADRs, to the depositary of the ADRs) the number of Telecity Shares to be allotted and issued to such person or the depositary pursuant to Clause 2.2 and shall subsequently allot and issue to each holder of Interxion Shares (or, in the case of any Interxion Shareholder who has elected to receive all or part of such shareholder’s consideration in ADRs, to the depositary of the ADRs) in any Subsequent Offering Period who has surrendered Interxion Shares the number of Telecity Shares to be allotted and issued to such person pursuant to Clause 2.2. The Offer Securities will be issued fully paid and free from all liens, charges, equitable interests, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them and shall bear no restrictive or transfer legends. The Offer Securities will rank equally in all respects with the existing Telecity Shares, including the right to receive all dividends and other distributions declared, made or paid by Telecity by reference to a record date falling on or after the issuance thereof.

2.26 Telecity shall be entitled to deduct and withhold from the consideration otherwise payable in respect of Interxion Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law relating to tax. To the extent that amounts are so withheld by Telecity, such withheld amounts shall be treated for all purposes of this Agreement and the Offer as having been paid to the Interxion Shareholder in respect of which such deduction and withholding was made by Telecity.

3.	OFFER PERIOD

3.1 Unless extended in accordance with the terms of this Agreement, the Offer shall expire at 11.59 p.m., New York time, at the end of the day falling 20 Business Days after the commencement (for this purpose calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act) of the Offer (the Initial Expiration Time).

3.2 Notwithstanding anything else to the contrary in this Agreement:

(a)	if, at the Initial Expiration Time or any subsequent scheduled expiration of the Offer, any Condition shall not have been satisfied or waived, Telecity shall extend the Offer on one or more occasions, in consecutive increments of up to 20 Business Days (or such other period as Telecity may determine until the Longstop Date) each, until such time as all of the Conditions shall have been satisfied (or, to the extent permitted, waived); and

(b)	without prejudice to Clause 3.2(a), Telecity shall extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof or of a National Securities Exchange, or any other applicable Laws,

PROVIDED THAT (i) Telecity shall (to the extent Clause 3.2(a) does not already so provide) on a single occasion cause the Offer to be extended for 5 Business Days following the first date on which all Conditions other than the Minimum Tender Condition, as such Condition may be amended or waived in accordance with this Agreement, are satisfied or waived (and, as required, the Longstop Date shall be extended for such period), and (ii) in each case, Telecity shall not be required to extend the Offer beyond the Longstop Date (as the Longstop Date may be extended in accordance with the provisions of this Clause 3.2). The Initial Expiration Time or, in the event the Initial Expiration Time has been extended pursuant to this Agreement (other than in connection with a Subsequent Offering Period), the date and time to which the Offer has been so extended is referred to herein as the Expiration Time. For the avoidance of doubt, Telecity shall have the right, following the Offer Closing Date, to extend the Offer in accordance with Rule 14d-11 under the Exchange Act and to the extent permissible under applicable Law (such period the Subsequent Offering Period).

3.3 The Telecity Offeror shall not terminate the Offer prior to any scheduled Expiration Time without the prior written consent of Interxion, except if this Agreement is terminated pursuant to Clause 16.

3.4 If this Agreement is terminated pursuant to Clause 16, the Telecity Offeror shall (subject to applicable Law) promptly (and in any event within 48 hours of such termination), irrevocably and unconditionally terminate the Offer.

3.5 If the Offer is terminated or withdrawn by the Telecity Offeror, or this Agreement is terminated prior to the exchange of Interxion Shares in the Offer, the Telecity Offeror shall promptly return, and shall cause any depositary acting on behalf of Telecity Offer to return (in each case, subject to and in accordance with applicable Law) all tendered Interxion Shares to the registered holders thereof.

4.	SATISFACTION OF THE CONDITIONS

4.1 Unless and until this Agreement is validly terminated in accordance with Clause 16 (and without prejudice to the additional covenants and agreements set forth herein), each party shall to the extent required of it, in accordance with the terms and conditions herein, (i) use its reasonable endeavours to achieve satisfaction of the Conditions as promptly as practicable and to implement the Merger and each stage thereof in accordance with the Timetable and (ii) not take or permit to be taken, and procure that none of their Representatives take or permit to be taken, any action that could reasonably be expected to adversely affect the satisfaction of any Condition.

4.2 With respect to the Antitrust Clearances that are required for the satisfaction of the Conditions, it is agreed that:

(a)	without prejudice to the other provisions of this Clause 4.2, the parties shall use their reasonable endeavours to procure that the Antitrust Condition is fulfilled before the Longstop Date (and shall agree to extend the Longstop Date by a period of not less than 180 days if the Antitrust Clearances have not been received by 31 December 2015);

(b)	the parties shall cooperate with each other in order to allow the party or parties under an obligation to notify to make the necessary filings, and to ensure that all information necessary or desirable for the making of (or responding to any requests for further information and other enquiries) any filings (including draft versions) is supplied accurately, promptly, diligently and to the best of each party’s ability or knowledge and is not intentionally misleading or incomplete; and

(c)	the party or parties under an obligation to notify shall:

(i)	unless otherwise agreed between them, commence any pre-notification processes, as applicable, in respect of the filings required to satisfy the Antitrust Condition as soon as reasonably practicable following the date of this Agreement;

(ii)	where a filing of only one party is required or made, notify the other party’s external counsel sufficiently in advance of any notification, submission, response or other communication (excluding communications of an administrative nature) which it proposes to make or submit to any Relevant Antitrust Authority and at the same time provide the other party’s external counsel with copies thereof and any supporting documentation or information reasonably requested by the other party’s external counsel;

(iii)	where a filing of only one party is required or made, subject to Clause 4.2(c)(ii), on reasonable request, provide the other party with information and documents relating to its business, as well as reasonable access to its management and employees, both to the extent reasonably necessary or desirable to facilitate the parties’ ability to satisfy the Antitrust Condition, provided that such information and documents are not materially misleading or incomplete as far as the party is aware;

(iv)	where a filing of only one party is required or made, provide the other party with a reasonable opportunity to provide comments on drafts of any filings or other material documentation or material oral representations prior to their submission to the Relevant Antitrust Authority and reasonably reflect such comments in any filing or other material documentation or material oral representations to the Relevant Antitrust Authority (it being acknowledged that certain such drafts and/or documents may be shared on a confidential outside counsel to outside counsel basis only);

(v)	where a filing of only one party is required or made, submit no filings or other material documentation or material oral representations to a Relevant Antitrust Authority in relation to a filing made jointly by Telecity and Interxion without reasonably reflecting the views of the other party;

(vi)	where a filing of only one party is required or made, without prejudice to the provisions of this Agreement, in particular Clause 4.4(d), not withdraw a filing made to a Relevant Antitrust Authority;

(vii)	where a filing of only one party is required or made, give the other party and its advisers reasonable notice of and reasonable opportunity to participate, where appropriate, in all meetings, and material communications and material conferences with a Relevant Antitrust Authority to the extent not prohibited by applicable Laws;

(viii)	where a filing of only one party is required or made, respond as soon as reasonably practicable to all inquiries received from a Relevant Antitrust Authority for additional information or documentation and supplement such filings as reasonably requested by a Relevant Antitrust Authority, and to keep the other party informed of material contact with the Relevant Antitrust Authority and, to the extent not prohibited by applicable Laws, provide the other party with copies of all material relevant documentation in relation thereto (to the extent such information relates to the party’s Group); and

(ix)	notify the other party forthwith after receipt of each such Antitrust Clearance required to satisfy the Antitrust Condition and provide such information as the other party may reasonably require in respect of the satisfaction of such Condition,

PROVIDED THAT nothing in this Clause 4.2 shall require either party to provide the other with any confidential information or business secrets other than in accordance with the Clean Team Agreement.

4.3 Each party undertakes to the other party to cooperate in good faith using its reasonable endeavours in relation to obtaining any and all Clearances and satisfying any and all obligations in connection with the Merger and, in particular (to the extent that such steps have not already been taken prior to the date hereof and to the extent permissible under applicable Laws):

(a)	to make, within any relevant time limit, all such filings with any appropriate Governmental Authorities, jointly or separately, as are necessary or desirable for the purposes of obtaining such Clearances;

(b)	to provide, in agreement with the other party, drafts of any written communications or other such information and assistance as may be reasonably requested by a Governmental Authority or by a party making a filing to a Governmental Authority in connection with such Clearances, and to make such amendments and provide such supporting documentation as the other party reasonably requires; and

(c)	to notify promptly the other party of, and provide copies of, any material communications with a Governmental Authority in connection with the obtaining of such Clearances, save in respect of any information the disclosure of which would, in the reasonable opinion of the party concerned, adversely affect its legitimate business interests.

4.4 Each party undertakes to:

(a)	keep the other informed promptly of developments which are material or potentially material to the obtaining of the Clearances which would materially affect the implementation of the Merger;

(b)	promptly notify the other in writing of satisfaction of a Condition other than the Antitrust Condition and to keep the other informed of any material development of which it becomes aware that may lead to the breach or non-fulfilment of a Condition other than the Antitrust Condition;

(c)	immediately give written notice to the other of a breach or non-fulfilment of a Condition other than the Antitrust Condition, or of any event which will, or is reasonably likely to, prevent a Condition other than the Antitrust Condition being satisfied; and

(d)	where the party is entitled to waive the relevant Condition, upon receipt of a notice given under sub-clause (c), give written notice to the other party before 8.00 a.m. on the Longstop Date as to whether or not it waives the Condition resulting from the occurrence of that event, specifying the Condition in question.

4.5 Except to the extent otherwise agreed between the parties in writing, Telecity and Interxion shall not be required to agree to, and shall not agree to, any material conditions, restrictions, or divestments required by a Relevant Antitrust Authority in order to obtain or as a condition to obtaining the Antitrust Clearances which shall, in aggregate: (i) materially impair the benefits or advantages the parties expect to receive from the Merger or (ii) materially impair the ability of the parties to implement the business plan or business strategy of the post-Merger group.

4.6 If:

(a)	there is a breach or non-fulfilment of a Condition, other than the Antitrust Condition, which is not waived in accordance with this Agreement by the time or date specified in this Agreement for the satisfaction of such Condition;

(b)	there is an act, failure to act or occurrence which will prevent a Condition, other than the Antitrust Condition, being satisfied by the time or date specified in this Agreement for the satisfaction of such Condition (and the breach or non-fulfilment which would otherwise occur has not already been waived in accordance with this Agreement); or

(c)	the Merger has not been implemented by the Longstop Date,

then the parties shall discuss whether: (i) the Offer may proceed by way of alternative means or methods; or (ii) to extend the Longstop Date, it being acknowledged that any such decision shall require the agreement of both parties.

5.	SQUEEZE-OUT

5.1 As soon as reasonably practicable after the Offer Closing Date (or, if Telecity so determines, the expiration of any Subsequent Offering Period), Telecity shall cause the Telecity Offeror to effect (i) a delisting of Interxion from the New York Stock Exchange (Delisting) and (ii) provided that Telecity directly or indirectly acquires in the exchange pursuant to the Offer at least 95 per cent. of all Interxion Shares in issue (the Squeeze-Out Prerequisite), a compulsory acquisition of the remaining Interxion Shares not acquired or controlled by Telecity pursuant to article 2:92a or 2:201a of the Dutch Civil Code (the Statutory Squeeze-Out) and a subsequent Dutch legal merger (juridische fusie) or cross-border legal merger, as the case may be, of Interxion with the Telecity Offeror (or, if either (x) the Telecity Offeror is Telecity or (y) the conditions and requirements of Clause 5.4(a) have been satisfied, with another subsidiary of Telecity that is properly treated for US federal income tax purposes as either (I) a direct wholly-owned subsidiary of Telecity or (II) if Interxion is not the surviving entity, as an entity disregarded as separate from Telecity) in accordance with the requirements of the Dutch Civil Code as soon as reasonably practicable following completion of the Statutory Squeeze-Out (the Squeeze-Out Merger).

5.2 In the event that Telecity does not acquire, directly or indirectly, the Squeeze-Out Prerequisite percentage in the exchange pursuant to the Offer, but Telecity acquires directly or indirectly in the exchange pursuant to the Offer in accordance with this Agreement no less than 80 per cent. of all Interxion Shares in issue, and if Telecity subsequently undertakes to cause the Telecity Offeror to acquire the remaining Interxion Shares in issue, then such acquisition shall be effected as soon as reasonably practicable after the Offer Closing Date by a Dutch legal merger (juridische fusie) or cross-border legal merger, as the case may be, of Interxion with the Telecity Offeror (or, if either (i) the Telecity Offeror is Telecity or (ii) the conditions and requirements of Clause 5.4(a) have been satisfied, with another subsidiary of Telecity that is properly treated for US federal income tax purposes as either (x) a direct wholly-owned subsidiary of Telecity or (y) if Interxion is not the surviving entity, as an entity disregarded as separate from Telecity), with the remaining Interxion Shares being exchanged for Offer Securities or other consideration of equal or greater value in such merger (other than (I) equity securities (or consideration that is treated for US federal income tax purposes as equity securities) of any person other than Telecity or (II) consideration that would cause the Merger or any step of the Merger, including the exchange of Interxion Shares for Offer Securities pursuant to the Offer, not to qualify as a reorganization within the meaning of Section 368(a) of the Code); provided, however, that Telecity shall be entitled to cause intermediate steps to be taken after the Offer Closing and prior to the consummation of such legal merger (including giving other consideration of equal or greater value), to cause the Squeeze-Out Prerequisite percentage to be reached, if the Interxion Board, including the affirmative vote of the Independent Member, determines, after consultation with counsel, that such intermediate steps or such other consideration will not prevent the Merger or any step of the Merger, including the exchange of Interxion Shares for Offer Securities pursuant to the Offer, from qualifying as a reorganization within the meaning of Section 368(a) of the Code (together, the Re-Organisation Merger).

5.3 In the event that Telecity does not acquire, directly or indirectly, the Squeeze-Out Prerequisite percentage in the exchange pursuant to the Offer and Telecity acquires directly or indirectly in the exchange pursuant to the Offer in accordance with this Agreement less than 80 per cent. of all Interxion Shares in issue, and if Telecity undertakes to cause the Telecity Offeror to acquire the remaining Interxion Shares in issue, then such acquisition shall be effected as soon as reasonably practicable after the Offer Closing Date by a Dutch legal merger (juridische fusie) or cross-border legal merger, as the case may be, of Interxion with and into the Telecity Offeror (or, if either (i) the Telecity Offeror is Telecity or (ii) the conditions and requirements of Clause 5.4(a) have been satisfied, with and into another subsidiary of Telecity that is properly treated for US federal income tax purposes as either a direct wholly-owned subsidiary of Telecity or as an entity disregarded as separate from Telecity), with the Telecity Offeror (or such subsidiary) being the surviving company in the merger and the remaining Interxion Shares being exchanged for Offer Securities or other consideration of equal or greater value in such merger (other than equity securities (or consideration that is treated for US federal income tax purposes as equity securities) of any person other than Telecity); provided, however, that (x) no less than 50 per cent. of all Interxion Shares acquired (in both the exchange pursuant to the Offer and the steps contemplated by this Clause 5.3) shall be acquired in exchange for Offer Securities and (y) no less than 50 per cent. (by value) of the aggregate consideration given (in both the exchange pursuant to the Offer and the steps contemplated by this Clause 5.3) shall consist of Offer Securities (and for purposes of calculating the percentages in this proviso, Restricted Shares and Performance Shares shall not be treated as outstanding Interxion Shares unless a valid election has been made under Section 83(b) of the Code with respect to such Restricted Shares or Performance Shares); and provided, further, that if, prior to the Offer, the Interxion Board determines, after consultation with counsel, that an alternative transaction structure to such merger (including giving other consideration of equal or greater value) will not prevent the Merger or any step of the Merger, including the exchange of Interxion Shares for Offer Securities pursuant to the Offer, from qualifying as a reorganization within the meaning of Section 368(a) of the Code, then the parties may enter into a binding agreement with respect to such alternative transaction structure and Telecity may implement such alternative transaction structure.

5.4 Subject to applicable Laws and the satisfaction of the Minimum Tender Condition, as such Condition may be amended or waived in accordance with this Agreement, Telecity shall:

(a)

if (x) the Telecity Offeror is a subsidiary of Telecity and (y) the Squeeze-Out Merger, the Re-Organisation Merger or a merger referred to in Clause 5.3, as applicable, involves a merger of Interxion with any entity (other than the Telecity

Offeror or an entity directly wholly owned by the Telecity Offeror and properly treated as disregarded as an entity separate from the Telecity Offeror for US federal income tax purposes), cause the Telecity Offeror, to be properly treated, and make all valid elections as may be required to be properly treated, as disregarded as an entity separate from Telecity with effect from the date not later than two days prior to the Offer Closing Date, for US federal income tax purposes;

(b)	use reasonable endeavours to cause the Merger to qualify for US federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and will use reasonable endeavours not to take any action that results in the Merger not qualifying (or fail to take any action necessary for the Merger to qualify);

(c)	cause this Agreement to constitute a “plan of reorganization” for the purposes of Sections 354, 361 and 368 of the Code;

(d)	undertake all measures commercially and reasonably possible to effect the Squeeze-Out Merger, the Re-Organisation Merger or the alternative transaction structure referred to in Clause 5.3, as applicable, as tax efficiently as possible;

(e)	if the Squeeze-Out Merger, the Re-Organisation Merger or a merger referred to in Clause 5.3, as applicable, involves a merger of Interxion with Telecity, cause Telecity to be the surviving entity in such merger; and

(f)	if the Squeeze-Out Merger, the Re-Organisation Merger or a merger referred to in Clause 5.3, as applicable, involves a merger of Interxion with an entity other than Telecity, cause such other entity to be properly treated for US federal income tax purposes as either (i) a corporation or (ii) if permitted or required under this Clause 5, a disregarded entity.

5.5 For the avoidance of doubt, nothing in this Agreement (including the obligations of Telecity under Clauses 5.1, 5.2 and 5.3) shall restrict Telecity from acquiring any Interxion Shares not tendered into the Offer using such form of consideration as may be necessary to acquire such Interxion Shares, subject to Clause 5.4(b).

5.6 Interxion shall provide Telecity with any assistance as may be required by it in relation to Delisting, the Statutory Squeeze-Out, the Squeeze-Out Merger, Re-Organisation Merger or the alternative transaction structure referred to in Clause 5.3, as applicable, including, if necessary, joining any squeeze-out proceedings as co-claimant.

6.	OBLIGATIONS OF THE PARTIES

6.1 Subject to Clause 6.9, Telecity shall:

(a)	in accordance with applicable Laws and the Charter Documents of Telecity, convene the Telecity General Meeting and hold such Telecity General Meeting at the time and date specified in the Telecity Circular and propose the Telecity Resolutions;

(b)

procure that the Telecity Prospectus, when published subject to the terms and conditions of this Agreement, shall include an unqualified working capital statement, being a statement substantially in the following terms or as the parties shall otherwise jointly agree: in the opinion of Telecity the working capital available to the Telecity Group, as enlarged by the Interxion Group following the Offer

Closing Date (the Combined Group), is sufficient for the Combined Group’s present requirements (that is for at least 12 months from the date of publication of the Telecity Prospectus) taking into account the bank and other facilities available to the Combined Group. Such facilities may be entered into by one or both of the parties for the purpose of satisfying any obligations arising as a result of the Merger. The parties agree to work together to ensure any additional financing arrangements are in place at the time of commencement of the Offer to the extent required and to provide each other with such information and assistance as may be reasonably requested by the other party in connection with any financing arrangements; and

(c)	in accordance with the Timetable, prepare, publicise, distribute, file and submit any other Merger Documents required to be prepared, publicised, distributed, filed or submitted by or on behalf of Telecity.

6.2 If so requested by Telecity, Interxion undertakes to use all reasonable endeavours prior to the Offer Closing Date in seeking (on terms approved in writing, or as reasonably requested, by Telecity) amendments to or waivers of those terms of any credit facility of Interxion or any member of its Group where any such credit facility becomes or may become required to be repaid, the subject of cash cover and/or cancelled (as applicable) as a result of the consummation of the Merger.

6.3 If so requested by Telecity, Interxion undertakes to use all reasonable endeavours prior to the Offer Closing Date to ensure that Stichting Adminsitratiekantoor Management or, following decertification, the current holder of depository receipts of the Interxion Shares, will tender all Interxion Shares held by it or them under the Offer.

6.4 Without prejudice to the other provisions of this Agreement, each of Telecity and Interxion undertakes that it shall procure that each member of its Group shall, as promptly as reasonably practicable:

(a)	comply with the obligations and restrictions set out in this Agreement that are expressed to be applicable to or relate to such member of its Group; and

(b)	use its reasonable endeavours to take or cause to be taken all such steps as are within such member of its Group’s power and reasonably necessary to implement the Merger in accordance with the Timetable.

6.5 In connection with the Offer, Interxion shall:

(a)

as soon as reasonably practicable after Interxion becomes aware that a consultation obligation has arisen (and in any event prior to the Interxion General Meeting), inform and consult with any employee representative bodies of the Interxion Group as required by Law (any such required body, a Works Council) on the transactions contemplated under this Agreement. Telecity acknowledges that the Interxion General Meeting is subject to any Works Council that is required by Law to be consulted being informed and consulted on the transactions contemplated under this Agreement and to any such Works Council delivering, or being deemed to have delivered, a final opinion on such Transaction. Interxion undertakes to cause the information and consultation process of any such Works Council to be initiated and concluded as promptly as possible after the date of this Agreement and to use its best efforts to obtain an opinion (whether favourable or not) from any such Works Council in relation to the transactions contemplated under this Agreement as soon as possible following the date on which the information and consultation process of any such Works Council has been launched. Interxion further undertakes to keep Telecity regularly informed of the status of such information and consultation process and to immediately provide Telecity with a true and certified copy of the final opinion delivered by any such Works Council. Telecity undertakes to co-operate with Interxion, with respect to the information and consultation of any such Works Council (including by providing Interxion with any document or information (whether in writing or orally) which any such Works Council reasonably requests);

(b)	prior to the Interxion General Meeting and subject to applicable Laws, keep Telecity informed, on a regular basis and as soon as reasonably practicable following a request from Telecity, of the number of proxy votes received by Interxion in respect of the Interxion Resolutions and of any communications received by Interxion or its representatives or advisers indicating that an Interxion Shareholder beneficially holding 1 per cent. or more of Interxion’s issued share capital is proposing to vote against, or withhold its vote on, the Interxion Resolutions or any of them;

(c)	if requested in writing by Telecity prior to the date of the Interxion General Meeting, promptly after the date of such request, take reasonable steps (subject to applicable Laws) to encourage Interxion Shareholders to vote in favour of the Interxion Resolutions (including engaging a proxy solicitation agent to contact Interxion Shareholders and encourage them to duly complete and return forms of proxy in favour of the Interxion Resolutions);

(d)	subject to Clause 6.6, in accordance with applicable Laws and the Charter Documents of Interxion, convene the Interxion General Meeting and hold such Interxion General Meeting (on a date after the Telecity General Meeting) at the time and date specified in the Interxion General Meeting Invitation and propose the Interxion Resolutions without amendment, provided that Telecity’s advisers and representatives shall be entitled to attend the Interxion General Meeting;

(e)	file for registration with the competent commercial register the amendments to Interxion’s Charter Documents;

(f)	prior to the Offer Closing Date, convene and hold an Interxion Board meeting to resolve, and the Interxion Board shall resolve, to register the Telecity Offeror (effective as of the Offer Closing Date) in Interxion’s share register as a shareholder with voting rights with respect to all Interxion Shares that the Telecity Offeror has acquired or may acquire in the Offer subject to all of the Conditions other than the Conditions set out in paragraphs 5 and 6 of Schedule 5 having been satisfied or waived, provided that this shall not in any way limit any of Interxion’s obligations under Clause 6.5(d) or this Clause 6.5(f);

(g)	the Resigning Interxion Board Members resign from office with effect from the Offer Closing Date and Interxion shall file the Resigning Interxion Board Members’ resignation and, in furtherance of their election at the Interxion General Meeting, the New Interxion Board Members election for registration, with the competent commercial register immediately upon Offer Closing;

(h)	subject to the Conditions being satisfied prior to the Longstop Date (or such later date as the parties may agree in writing) agree and assist implementing any amendment or extension of the Timetable as Telecity reasonably requests to satisfy the Conditions;

(i)	subject to applicable confidentiality, legal and regulatory requirements, co-operate with and provide such details to Telecity in relation to the Interxion Share Plans as Telecity reasonably requires in order to plan and make proposals to the participants of the Interxion Share Plans and, if necessary, to communicate with such participants in respect of such proposals

(j)	provide the Telecity Offeror with all such assistance as Telecity may reasonably request to facilitate the Telecity Offeror obtaining irrevocable undertakings or letters of intent from Interxion Shareholders to accept the Offer and/or to vote in favour of the Interxion Resolutions;

(k)	provide Telecity with all such assistance as Telecity may reasonably request in relation to the 6.00 per cent. senior secured notes due 2020 issued by Interxion pursuant to an indenture dated 3 July 2013; and

(l)	use reasonable endeavours to procure that the Interxion Designees accept responsibility for all the information in the Telecity Prospectus in accordance with Prospectus Rule 5.5.3R(2)(b)(ii) and in the Telecity Circular in accordance with Listing Rule 13.4.1(4).

6.6 Interxion shall use its reasonable endeavours to procure that the Interxion Agreements are terminated with effect no later than the Offer Closing Date.

6.7 Each of Interxion and Telecity undertake to determine in joint consultation as soon as reasonably practicable after the date of this Agreement whether the Interxion General Meeting will be convened prior to, on or immediately after the Offer Closing Date.

6.8 Each party undertakes to use all reasonable endeavours to provide such assistance to the other party as may be reasonably requested by the other party for the preparation of the Merger Documents to be prepared by the other party (including, without limitation, the preparation of Interxion’s Schedule 14D-9) including, without limitation, providing, all such information about itself and the other members of its Group as may be reasonably requested, including constitutional documents, financial statements, pro formas, reconciliations, information required to prepare working capital reports and verification notes with respect to information to be included in the Merger Documents to be prepared by the other party, including access to, and ensuring the provision of reasonable assistance by, its management or relevant professional advisers.

6.9 Each party and its respective advisers shall be given a reasonable opportunity to review and comment on drafts of each Merger Document that has been prepared by, or that is required to be filed, published or distributed by, the other party prior to filing, publication or distribution thereof. Each party shall procure that all drafts of Merger Documents prepared by it, or that it is required to file, publish or distribute, are provided to the other party and its advisers and the parties shall cooperate and consult in good faith with each other and consider, in good faith, the comments of the other party and its advisers in relation to each Merger Document. Each party and its advisers shall be given a reasonable opportunity to review and comment on such documents, reports, statements, information or notes.

6.10 Telecity shall provide Interxion and its advisers with any comments, whether written or oral, that Telecity or its advisers may receive from time to time from the SEC or the FCA or the LSE, or any of their respective staff, with respect to the Registration Statements, the Offer Documents or the Merger Documents, and Interxion shall provide

Telecity and its advisers with any comments, whether written or oral, that Interxion may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9. Each of the parties shall use all reasonable endeavours to resolve, and each party agrees to consult and cooperate with the other party in resolving, all such comments as promptly as practicable after receipt thereof. Promptly after a party’s receipt of any such comments, such party shall promptly consult with the other party and its advisers prior to responding to any such comments and provide the other party with copies of all such written responses (or if oral responses, summaries thereof).

6.11 Each party hereto shall ensure that none of the information it supplies or has supplied for inclusion or incorporation by reference in any Merger Document, at the time such document is filed with the SEC or the FCA, at any time it is amended or supplemented or at the time it is first published (or, in respect of the Telecity Prospectus after its approval by the FCA and prior to the Offer Closing Date or, if later, the Telecity Shares issued pursuant to the Offer being admitted to trading on the LSE), contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in any material respect. Each party shall promptly notify the other party if any of the information supplied by it contains such a misstatement or omission, or otherwise has become false or misleading in any material respect, and shall supply such information to the other party as shall be necessary to correct the misstatement or omission. Without limiting the foregoing, whenever any party hereto becomes aware of any event or change which is required to be set forth in an amendment or supplement to a Merger Document in respect of which either party has filing or preparation responsibility hereunder (including as a result of a misstatement or omission of the kind described in the immediately preceding sentence), as applicable, such party shall promptly inform the other party thereof and shall take all such action, with the cooperation of the other party, to prepare, file with the relevant Governmental Authority and/or (to the extent required by applicable Laws), disseminate to Interxion Shareholders and/or Telecity Shareholders (as the case may be) such amendment or supplement (including to correct such misstatement or omission), which filing and dissemination shall be made and done, as promptly as practicable.

6.12 Between the date of this Agreement and the Offer Closing Date, each of the parties to this Agreement shall promptly notify the other party in writing if it becomes aware of the occurrence of any material breach of any of its covenants in this Agreement or of the occurrence of any event that may make the satisfaction of any Condition impossible or reasonably unlikely. The delivery of any notice pursuant to this Clause 6.12 shall not (a) cure any breach of, or non-compliance with, any other provision of this Agreement, or (b) limit the remedies available to the party receiving such notice.

6.13 Interxion shall give prompt notice to Telecity, and Telecity shall give prompt notice to Interxion, of any suit, claim, action or proceeding commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Offer, the Interxion Resolutions, the Telecity Resolutions or the transactions contemplated by this Agreement. Without limiting the foregoing, in the event that any shareholder or derivative action related to this Agreement, the Offer, the Interxion Resolutions (in the case of Interxion), the Telecity Resolutions (in the case of Telecity) or the transactions contemplated by this Agreement is brought, or, to the knowledge of the applicable party, threatened in writing (it being agreed and understood that law firm press releases and other similar general communications to the public shall not constitute a threat in writing for the purposes hereof), against a party and/or the members of the Interxion Board (in the case of Interxion) or the Telecity Directors (in the case of

Telecity) prior to the Offer Closing Date, the party against which such action is brought or threatened shall promptly notify the other party of any such suit, claim, action or proceeding or threat and shall keep the other party reasonably informed with respect to the status thereof. The notifying party shall reasonably consult with the other party with respect to the defence or settlement of any such action or threat, and no settlement thereof shall be agreed to without such other party’s prior written consent (not to be unreasonably withheld, delayed or conditioned).

6.14 Subject to the provisions of Clause 14 and applicable Law, Telecity and Interxion will cooperate with each other and their respective Representatives in promoting the merits of the Merger to Telecity Shareholders and/or Interxion Shareholders, including procuring that:

(a)	the executive management committee of the Telecity Group and Interxion Group:

(i)	meet with key Interxion Shareholders if requested to do so by Interxion; and

(ii)	communicate (so far as it is reasonable and/or necessary to do so) with the employees, customers and suppliers of the Interxion Group;

(b)	the executive management committee of the Interxion Group and Telecity Group:

(i)	meet with key Telecity Shareholders if requested to do so by Telecity; and

(ii)	communicate (so far as it is reasonable and/or necessary to do so) with the employees, customers and suppliers of the Telecity Group; and

(c)	before Interxion or Telecity or any of their Representatives communicates with a third party (including, without limitation, any customers, investors or suppliers) in relation to the Merger, and without the consent of the other party, such party or Representative shall coordinate and consult with the other party to agree as to the communication being made insofar as it relates to the benefits, detriments or nature of the Merger or the combined business following the Merger, in each case in a manner that is consistent between Telecity and Interxion.

6.15 Without prejudice to any other provision of this Agreement, nothing in this Agreement requires either party to act at the direction of the other. The business of each party will continue to operate independently from the other until the Offer Closing Date, or if earlier the termination of this Agreement in accordance with Clause 16. The parties agree that nothing in this Agreement constitutes the relationship of a partnership or a joint venture between the parties.

7.	BOARD APPROVALS AND RECOMMENDATIONS

7.1 Interxion confirms that the Interxion Board has by way of a unanimous board resolution (a) determined that this Agreement and the Merger are in the best interests of Interxion, the enterprise connected with it and its stakeholders, (b) approved this Agreement, and (c) resolved to recommend that Interxion Shareholders accept the Offer and vote in favour of the Interxion Resolutions. Subject to Clause 7.2, Interxion agrees that the relevant Merger Documents requiring such disclosure shall incorporate a recommendation from the Interxion Board to Interxion Shareholders to accept the Offer and vote in favour of the Interxion Resolutions as they shall do in respect of their own holdings of Interxion Shares (the Interxion Recommendation).

7.2 Interxion further undertakes that it will not at any time make any Change of Interxion Recommendation, except to the extent that a majority of the Interxion Directors has determined in good faith (having taken appropriate external financial and appropriate external legal advice) that it is necessary to do so in order for the Interxion Directors to comply with their fiduciary and statutory duties:

(a)	following receipt of an Interxion Superior Proposal which has not been matched by Telecity in accordance with Clause 13;

(b)	directly or indirectly as a result of the actions of a Relevant Antitrust Authority in the conduct of any phase 2 investigation procedure requesting a condition, restriction or divestment that will, in aggregate: (i) materially impair the benefits or advantages the parties expect to receive from the Merger or (ii) materially impair the ability of the parties to implement the business plan or business strategy of the post-Merger group or otherwise exceeds the obligations set out in Clause 4.5;

(c)	following a Telecity Material Adverse Event; or

(d)	following any Works Council rendering an opinion on the contemplated Merger, that the Interxion Board considers is of such a nature that it requires a Change of Interxion Recommendation, provided that before any such Change of Interxion Recommendation: (A) Interxion has discussed the Works Council opinion in good faith with Telecity; and (B) Telecity has refused (in its absolute discretion) any proposed change to the transactions contemplated by this Agreement or to the Interxion Group or its business that Interxion requests in connection with the Works Council opinion,

PROVIDED THAT (in the case of (a), (b), (c) or (d)) Interxion shall notify Telecity promptly following any Change of Interxion Recommendation.

7.3 Telecity confirms that the Telecity Board has by way of unanimous board resolution (a) determined that this Agreement and the Merger are in the best interests of Telecity and Telecity Shareholders taken as a whole, (b) approved this Agreement, and (c) resolved to recommend to Telecity Shareholders to vote in favour of the Telecity Resolutions. Subject to Clause 7.4, Telecity agrees that the Telecity Circular shall incorporate a recommendation from the Telecity Board to the Telecity Shareholders to vote in favour of the Telecity Resolutions (the Telecity Recommendation).

7.4 Telecity further undertakes that it will not at any time make any Change of Telecity Recommendation, except to the extent that a majority of the Telecity Directors has determined in good faith (having taken appropriate external financial and appropriate external legal advice) that it is necessary to do so in order for the Telecity Directors to comply with their fiduciary and statutory duties:

(a)	following receipt of a Telecity Superior Proposal;

(b)	directly or indirectly as a result of the actions of a Relevant Antitrust Authority in the conduct of any phase 2 investigation procedure requesting a condition, restriction or divestment that will, in aggregate: (i) materially impair the benefits or advantages the parties expect to receive from the Merger or (ii) materially impair the ability of the parties to implement the business plan or business strategy of the post-Merger group or otherwise exceeds the obligations set out in Clause 4.5; or

(c)	following an Interxion Material Adverse Event,

PROVIDED THAT (in the case of (a), (b) or (c)) Telecity shall notify Interxion promptly following any Change of Telecity Recommendation.

8.	BOARD CHANGES AND APPOINTMENT RIGHTS

8.1 Telecity and Interxion shall establish within 90 days of the date of this Agreement a joint working group to search for a new Chief Executive Officer of the Telecity Group who will take office after the Offer Closing Date. The joint work group shall commence preparation for the search on its establishment and the search for the new Chief Executive Officer of the Telecity Group shall commence as soon as practicable following satisfaction of the Anti-Trust Condition. The joint working group comprises two representatives of Interxion (being John Baker and another individual to be appointed by Interxion) and two representatives of Telecity (John Hughes and Claudia Arney). Such new Chief Executive Officer shall fill the position to which David Ruberg will be appointed in accordance with and subject to Clause 8.2. Telecity and Interxion shall procure that the joint working group shall:

(a)	define the terms of reference for the search for the new Chief Executive Officer within 30 days of establishment of the joint working group; and

(b)	ensure that the new Chief Executive Officer of the Telecity Group takes office on the date falling 12 months after the Offer Closing Date. If agreed by the joint working group, a transitional period of up to 3 months (starting no earlier than the date falling 9 months after the Offer Closing Date and ending no later than the date following 12 months after the Offer Closing Date) may be implemented, whereby such successor Chief Executive Officer may begin working (as Chief Executive Officer designate) to familiarise himself with the Company and its operations while the prior Chief Executive Officer is still in office. If a new Chief Executive Officer is not appointed on the date falling 12 months after the Offer Closing Date, any extension of David Ruberg’s term as Chief Executive Officer shall require the agreement of the Telecity Board and David Ruberg.

8.2 The parties each agree that any suitable candidate proposed by the joint working group as the new Chief Executive Officer shall be recommended by the nomination committee, and approved by a majority of the Telecity Board.

8.3 The parties each agree that, conditional on and with effect from the Offer Closing Date and subject to the requirements of any Law and unless otherwise agreed by the parties in writing:

(a)

the parties shall take all necessary action to cause the size of the Telecity Board to be increased to 10 members, comprising 2 executive board members and 8 non-executive board members from the Offer Closing Date and such that a majority of the Telecity Board is comprised of independent directors, for the purposes of the UK Corporate Governance Code. The parties shall take all necessary action to cause the size of the Telecity Board to be increased to 11 members, comprising 3 executive board members and 8 non-executive board members if necessary to accommodate the appointment of the Chief Executive Officer designate in accordance with Clause 8.1(b) and such that a majority of the Telecity Board continues to be comprised of independent directors, for the purposes of the UK Corporate Governance Code. Each party will provide to the other party the information necessary to comply with Rule 14f-1 under the Exchange Act, if applicable, with respect to the appointment of new directors to the Telecity Board or Interxion Board;

(b)	the key office holders of the Telecity Board from the Offer Closing Date shall comprise the Chairman, Vice-Chairman, Chief Executive Officer and Chief Financial Officer positions, the first positions of which shall be filled as follows:

(i)	John Hughes shall be appointed as a member of the Telecity Board as one of the Telecity Designees and Chairman of the Telecity Board if he is willing and able to serve as such;

(ii)	John Baker shall be appointed as a member of the Telecity Board as one of the Interxion Designees and Vice-Chairman of the Telecity Board if he is willing and able to serve as such;

(iii)	David Ruberg shall be appointed as a member of the Telecity Board as one of the Interxion Designees and as Chief Executive Officer of the Telecity Group if he is willing and able to serve as such, for a period of 12 months from the Offer Closing Date, to launch the new, combined group. The parties agree to procure that David Ruberg shall, assuming he is so appointed, step down as Chief Executive Officer of the Telecity Group on the appointment of a new Chief Executive Officer (following the search described in Clause 8.1). Upon such stepping down, the parties agree to procure that David Ruberg shall continue on the Telecity Board and the size of the Telecity Board shall be increased to 11 members, comprising 2 executive board members and 9 non-executive board members, 3 of whom shall not be considered to be independent non-executive directors for the purposes of the UK Corporate Governance Code; and

(iv)	Eric Hageman shall be appointed as a member of the Telecity Board as one of the Telecity Designees and as Chief Financial Officer of the Telecity Group if he is willing and able to serve as such;

(c)	three non-executive members of the Telecity Board, who shall be independent for the purposes of the UK Corporate Governance Code, shall be designated by Telecity (who, together with John Hughes and Eric Hageman are referred to herein as the Telecity Designees);

(d)	three non-executive members of the Telecity Board, who shall be independent for the purposes of the UK Corporate Governance Code, shall be designated by Interxion (who, if they are willing and able to serve as such, shall be Rob Ruijter, Jean Mandeville and Frank Esser and who, together with John Baker and David Ruberg are referred to herein as the Interxion Designees); and

(e)	Telecity shall from the Offer Closing Date constitute the following committees of the Telecity Board (to the extent not already constituted):

(i)	a Remuneration Committee to be chaired by an Interxion Designee (nominated by Interxion prior to the Offer Closing Date) and to include a non-executive Telecity Designee;

(ii)	a Nomination Committee to be chaired by a Telecity Designee (nominated by Telecity prior to the Offer Closing Date) and to include a non-executive Interxion Designee;

(iii)	a Corporate Social Responsibility Committee to be chaired by a Telecity Designee (nominated by Telecity prior to the Offer Closing Date) and to include an Interxion Designee; and

(iv)	an Audit Committee to be chaired by an Interxion Designee (nominated by Interxion prior to the Offer Closing Date) and to include a Telecity Designee,

and all other members of the committees set out above shall be designated by the Telecity Board at its first board meeting on or after the Offer Closing Date (preliminary recommendations having been provided in writing by each party to the other party at least 10 Business Days prior to the Offer Closing Date).

8.4 Telecity shall procure that the persons appointed to the Telecity Board pursuant to Clause 8.3 (the Nominee Directors) are proposed for re-election at the first Telecity annual general meeting following their appointment, subject to the terms of their appointment.

8.5 As long as the Squeeze-Out Prerequisite percentage has not been achieved, Interxion shall continue to adhere to the Dutch Corporate Governance Code (the DCGC), except for current and future deviations from the DCGC in accordance with the provisions thereof, provided however that:

(a)	the majority of the Interxion Board will be appointed by Telecity from the Offer Closing Date;

(b)	there shall be at least one director from the old Interxion Board who was not and who will not be appointed to the Telecity Board and who qualifies as independent within the meaning of the DCGC (the Independent Member); and

(c)	an affirmative vote of the Independent Member shall be required in respect of any measures which could reasonably be expected to materially adversely affect the value of the Shares held by the minority shareholders of Interxion or their reasonable interests, including in any event, if and to the extent not approved and/or resolved upon by the Interxion Board prior to the Offer Closing Date, a Re-Organisation Merger.

8.6 The Independent Member shall have the opportunity to engage for the account of Interxion its own financial and legal advisers if and to the extent it believes that the advice of such advisers is reasonably necessary to assist the Independent Member in reviewing and assessing matters that come before the Independent Member.

9.	RIGHTS UNDER SHARE PLANS

9.1 Interxion warrants that the details of outstanding Interxion Awards granted under the Interxion Share Plans set out in paragraph 1 of Schedule 6 are true and accurate as at the date stated therein.

9.2 The parties intend that, notwithstanding the rules of the applicable Interxion Share Plan, the applicable award agreements and employment agreements but subject to any applicable Laws, the treatment of outstanding Interxion Awards will be as set out in Clause 9.3 and Clause 9.4 and the parties will take all reasonable action to give effect to that intention.

9.3 In relation to any Interxion Award to the extent outstanding as at the Offer Closing Date (including without limitation (i) any vested but unexercised Option (other than any vested Options held by David Ruberg); and (ii) any Interxion Award granted after the date of this Agreement), the Interxion Award will be cancelled in full on the Offer Closing Date in consideration for the grant by Telecity on the Offer Closing Date of an equivalent award over Telecity Shares (the Replacement Award) on the terms set out in sub-clauses (a) to (f) below, provided that in the case of any such Interxion Award granted under the Interxion 2013 Plan (which plan does not provide for rollover in the event of a change of control) the holder of such Interxion Award shall have given prior written agreement to such cancellation:

(a)	the number of Telecity Shares subject to the Replacement Award will be calculated in accordance with the following formula:

A x 2.3386 = B

Where

A is the number of Interxion Shares subject to the Interxion Award immediately prior to the Offer Closing Date,

and

B is the number of Telecity Shares, rounded down to the nearest whole number, subject to the Replacement Award;

(b)	in the case of an Option, the Replacement Award will be in the form of an option over Telecity Shares and the exercise price per Telecity Share (rounded up to the nearest whole cent) will be equal to the quotient obtained by dividing the exercise price per Interxion Share under the Interxion Option it replaces by 2.3386;

(c)	a Replacement Award granted in respect of Performance Shares will not be subject to any performance conditions. For the purposes of calculating the number of Interxion Shares that are subject to any award of Performance Shares outstanding as at the Offer Closing Date, any performance condition that has not been measured as at the Offer Closing Date shall be deemed to have been satisfied in full;

(d)	subject to sub-clauses (b) and (c) above, the terms of a Replacement Award will be equivalent in all material respects to those of the Interxion Award which it replaces, save that:

(i)	references to Interxion shall be treated as references to Telecity;

(ii)

subject to the terms of sub-clause (d)(iii) below, if the holder’s employment with the Interxion Group or Telecity Group is involuntarily terminated (other than for cause (as defined in the rules of the Interxion Share Plan applicable to the Interxion Award it replaces)) during the vesting period of the

Replacement Award, the terms of the Replacement Award shall be such that the Replacement Award will vest pro-rata to the length of time the holder’s employment continued with the Interxion Group or the Telecity Group during the vesting period; and

(iii)	if the terms of vesting of the Interxion Award that is replaced by a Replacement Award are more favourable than the terms set out in sub-clause (d)(ii) above then the more favourable terms will continue to apply to the Replacement Award, but for the avoidance of doubt, it is not intended that the cancellation of the Interxion Award and grant of a Replacement Award, as contemplated by this Clause 9.3, will trigger accelerated vesting of either that Interxion Award or its Replacement Award;

(e)	subject to sub-clause (d)(ii) and (d)(iii) above, a Replacement Award will vest, be exercisable and lapse at the same times as the Interxion Award it replaces and, in the case of an option offered to a US award holder, the terms of such Replacement Award will comply with the requirements under US Treasury Regulation Section 1.409A-1(b)(5)(v)(D) or any successor provision thereto; and

(f)	any person who has made or makes an election under section 83(b) of the Code with respect to their Interxion Award shall make a timely and valid election under Section 83(b) of the Code with respect to their Replacement Award.

9.4 In relation to any Interxion Award granted under the Interxion 2013 Plan in respect of which an offer has been made pursuant to Clause 9.3 to cancel that Interxion Award in consideration for a Replacement Award and where the holder of that Interxion Award has not accepted the offer of cancellation and grant of a Replacement Award, to the extent such Interxion Award is outstanding as at the Offer Closing Date, it will be cancelled in full on the Offer Closing Date in consideration for payment by Interxion of a cash sum calculated by multiplying the number of Interxion Shares subject to the cancelled Interxion Award by the closing price of an Interxion Share on the last trading day prior to the Offer Closing Date (less, in the case of an Option only, any amount the Option holder would have been required to pay to exercise the Option). Any such cash sum shall be paid by Interxion no later than 10 Business Days after the Offer Closing Date and shall be subject to any applicable withholding taxes. For the avoidance of doubt, where this calculation would result in a negative figure, then the cash payment will be nil.

9.5 Interxion will procure that no adjustment will be made to the Interxion Awards without the prior written consent of Telecity (such consent not to be unreasonably withheld or delayed) which would affect the entitlements of award holders contemplated by this Clause 9.

9.6 Interxion may grant Interxion Awards under the Interxion Share Plan in the ordinary course of business or for pre-Offer Closing retention purposes, provided that:

(a)	Interxion Awards granted in the ordinary course of business (including size of individual grants, vesting schedule, participant population, performance conditions) will be consistent with normal practice;

(b)

Interxion Awards granted for pre-Offer Closing retention purposes (the Interxion Retention Awards) will vest as to 50 per cent. on the first anniversary of the Offer Closing Date and as to 50 per cent. on the second anniversary of the Offer Closing Date; but if the holder of an Interxion Retention Award is dismissed without cause or constructively dismissed under applicable Law, the Interxion Retention Award

(or any Replacement Award granted in consideration therefor) will (i) if the dismissal occurs six months or more after the Offer Closing Date, vest pro-rata to the length of time the holder’s employment continued with the Interxion Group or the Telecity Group during the vesting period; or (ii) if the dismissal occurs within the period of six months after the Offer Closing Date, vest as to 25 per cent. PROVIDED THAT, in the case of both (i) and (ii), the award may vest as to such higher proportion (not exceeding 100 per cent. of the shares comprised therein) as is determined by either (a) the Remuneration Committee of the Interxion Board (in the case of a termination before the Offer Closing Date) and (b) that of Telecity (in the case of a termination after the Offer Closing Date);

(c)	no Interxion Retention Award will be granted to David Ruberg;

(d)	the grant of any Interxion Award or Interxion Retention Award will be conditional on the grantee’s prior agreement that the Interxion Award or Interxion Retention Award will be cancelled on the Offer Closing Date in consideration for the grant of a Replacement Award on the terms set out in Clause 9.3 above (but in relation to the Interxion Retention Awards, with vesting as set out in sub-clause (b) above);

(e)	the total number of Interxion Shares available for Interxion Retention Awards and Interxion Awards granted in the ordinary course will not exceed 435,000 Interxion Shares; and

(f)	for the avoidance of doubt, no cash-based retention awards shall be granted by Interxion without Telecity’s prior written consent.

9.7 Interxion will not, without prior consultation with Telecity or as otherwise contemplated by this Clause 9, exercise any discretion whatsoever in relation to Interxion Awards granted under the Interxion Share Plan.

9.8 Telecity warrants that the details of outstanding Telecity Awards granted under the Telecity Share Plans set out in paragraph 2 of Schedule 6 are true and accurate as at the date stated therein.

9.9 Telecity may grant Telecity Awards under any Telecity Share Plan in the ordinary course of business or for pre-Offer Closing retention purposes, provided that:

(a)	Telecity Awards granted in the ordinary course of business (including size of individual grants, vesting schedule, participant population, performance conditions) will be consistent with normal practice;

(b)	Telecity Awards granted for pre-Offer Closing retention purposes (the Telecity Retention Awards) will vest as to 50% on the first anniversary of the Offer Closing Date and as to 50% on the second anniversary of the Offer Closing Date but if the holder of a Telecity Retention Award is dismissed without cause or constructively dismissed under applicable Law, the Telecity Retention Award will (i) if the dismissal occurs six months or more after the Offer Closing Date, vest pro-rata to the length of time the holder’s employment continued with the Telecity Group during the vesting period; or (ii) if the dismissal occurs within the period of six months after the Offer Closing Date, vest as to 25 per cent., PROVIDED THAT, in the case of both (i) and (ii), the award may vest as to such higher proportion (not exceeding 100 per cent. of the shares comprised therein) as is determined by the Remuneration Committee of Telecity;

(c)	the total number of Telecity Shares available for Telecity Retention Awards and Telecity Awards granted in the ordinary course will not exceed 943,478 Telecity Shares (including for the avoidance of doubt any awards granted under the restricted stock plan which Telecity expects to be approved by the Telecity Board between the date of this Agreement and the Telecity General Meeting); and

(d)	no cash-based retention awards shall be granted by Telecity without Interxion’s prior written consent.

9.10 Telecity will not, without prior consultation with Interxion or as otherwise contemplated by this Clause 9, exercise any discretion whatsoever in relation to Telecity Awards granted under any Telecity Share Plan.

9.11 The parties will cooperate in identifying appropriate share incentive participation for Interxion senior executives under the Telecity Share Plans including, without limitation, such that any executive who has a right under his or her employment contract to an annual grant of Interxion Awards shall have his or her contract amended so as to replace such right with an equivalent right to Telecity Awards of the same value.

9.12 With respect to David Ruberg:

(a)	the parties acknowledge that he will irrevocably undertake to exercise any vested but unexercised Options held at the time of this Agreement prior to the Offer Closing Date; and

(b)	the parties agree that prior to the Offer Close Date David Ruberg will be granted share awards equal in value to 200,000 Interxion Shares, (part of which may comprise such number of Telecity Shares as is described below). This share award is in addition to and does not form part of the total available for Interxion Awards and Interxion Retention Awards referred to in Clause 9.6 above. The parties will cooperate in granting such awards so that:

(i)	to the extent that such awards can be made in accordance with Telecity’s approved directors’ remuneration policy as at the relevant time, such awards shall be granted under the appropriate Telecity Share Plan after the Offer Closing Date; and

(ii)	the balance of such awards shall be granted as restricted share awards under the Interxion Share Plan prior to Closing and shall vest in accordance with a schedule to be determined by the Interxion Compensation Committee.

10.	MANAGEMENT AND EMPLOYEES

10.1 Subject to Clause 10.2, Interxion shall ensure that all necessary consultation and notification processes required by Law or by agreement (whether industry wide collective agreement, collective agreement with a trade union, works council agreement or any other agreement relating to employee consultation) or by the constitution of any works council or other employee body in any jurisdiction in relation to the Merger have been complied with and completed prior to the Offer Closing Date or such earlier date as may be required by Law or by the applicable agreement or constitution.

10.2 Where any obligation of consultation and/or notification arises to Interxion in accordance with Clause 10.1, the relevant member of the Telecity Group shall provide to Interxion as soon as reasonably practicable materially complete and up to date information of any measures which the relevant member of the Telecity Group envisages taking in connection with Interxion Group employees which may materially impact on the terms and conditions of employment and/or benefits of Interxion Group employees or may otherwise have material legal, economic or social implications for such Interxion Group employees.

10.3 Prior to the Offer Closing Date, Interxion will take all such steps necessary to cause any negotiation, execution or amendment of an employment compensation, severance or other employee benefit arrangement (or payments made or to be made or benefits granted or to be granted according to such an arrangement) with respect to any Interxion Shareholder to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d–10(d)(1) under the Exchange Act and to otherwise satisfy the requirements of the non-exclusive safe harbour set forth in Rule 14d–10(d) under the Exchange Act.

10.4 Prior to the Offer Closing Date Interxion will agree with David Ruberg his compensation package to take effect after the Offer Closing Date which shall comprise a basic salary no greater than €600,000 per annum and on-target bonus no greater than 100 per cent. of basic salary.

11.	WARRANTIES

11.1 Except as set forth in Interxion Reports filed with the SEC on or prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Interxion hereby warrants to Telecity the matters set out in paragraph 1 of Schedule 4 of this Agreement as of the date of this Agreement.

11.2 Except as set forth in the Telecity Reports on or prior to the date hereof (excluding, in each case, any disclosures set forth in any risk factor section or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Telecity hereby warrants to Interxion the matters set out in paragraph 2 of Schedule 4 of this Agreement as of the date of this Agreement.

12.	NON-SOLICITATION

12.1 Except as expressly permitted by this Clause 12, each party warrants and undertakes respectively that:

(a)	neither it nor any of its Representatives is currently in negotiations or discussions with any third party with respect to a Competing Proposal; and

(b)	from the date hereof and continuing until the Offer Closing Date or, if earlier, the termination of this Agreement in accordance with Clause 16:

(i)	neither it nor any of its Representatives will enter into discussions in relation to any Competing Proposal;

(ii)	it will not solicit or procure any person or their professional advisers or other agents to make, or consider making, a Competing Proposal; and

(iii)	it shall notify the other party immediately in writing of any approach that is made to it in relation to a Competing Proposal.

12.2 Nothing in this Agreement shall in any way restrict or prevent either party or the directors of either party from taking any action or omission which they believe (acting reasonably and having taken appropriate external financial and legal advice) is required by virtue of their fiduciary duties or by other Law, provided that where either party or its Representatives decides to enter into discussions with a third party regarding a Competing Proposal hereby (that party being the Proposal Party) it will promptly notify the other party (the Notified Party) and the parties agree that the restrictions contained in Clause 12.1 shall no longer apply to the Notified Party until such time as the Proposal Party further notifies the Notified Party that the Proposal Party and its Representatives are no longer in discussions with any third party regarding a Competing Proposal, at which point the restrictions contained in Clause 12.1 shall apply to, and the warranties and undertakings contained therein shall be given by, the Proposal Party immediately and the Notified Party 48 hours later.

12.3 If any person makes a Competing Proposal to a party, such party promptly (and, in any case, by no later than 24 hours after receipt thereof) shall:

(a)	notify the other party of such Competing Proposal; and

(b)	provide the other party with complete copies of any written inquiries, correspondence and/or draft documentation relating to such Competing Proposal, written summaries of any material oral discussions relating to such Competing Proposal, and the identity of the person making such Competing Proposal.

12.4 The parties acknowledge and hereby agree that any violation of the restrictions set forth in this Clause 12 by either party’s Representative shall be deemed to be a breach of this Clause 12 by such party.

13.	MATCHING RIGHT

13.1 Notwithstanding anything in this Agreement to the contrary but without prejudice to the other provisions of this Agreement, at any time prior to the Offer Closing Date, the Interxion Board may take any of the actions listed in Clause 12.1(b)(i) in respect only of an Interxion Superior Proposal if:

(a)	the Interxion Board, having consulted with its legal and financial advisers, acting reasonably and in good faith, determines that a bona fide written Competing Proposal that did not result from a breach of this Agreement by Interxion constitutes an Interxion Superior Proposal, in which case it shall (in addition to its obligations pursuant to Clause 12.1, and for such time as the restrictions in Clause 12.1 apply) confirm to Telecity in writing (an Interxion Superior Proposal Notice) immediately that such Competing Proposal constitutes an Interxion Superior Proposal and provide the material details of such Competing Proposal that led the Interxion Board to determine that it constitutes an Interxion Superior Proposal (in particular the offer price contained in the Interxion Superior Proposal); and

(b)	the Interxion Board shall not recommend, or agree to recommend, any Competing Proposal (whether or not it is an Interxion Superior Proposal) prior to 5.00 p.m. on the third Business Day after the date of the Interxion Superior Proposal Notice.

13.2 If Telecity confirms in writing to either the Interxion Board or Interxion’s financial adviser before 5.00 p.m. on the third Business Day after the date of the Interxion Superior Proposal Notice that it intends to match (or exceed) the Interxion Superior Proposal and its revised offer is determined by the Interxion Board in its sole discretion, having consulted its external financial and legal advisers and acting in good faith and observing their obligations under Dutch law, to be at least equal to the value from a financial point of view to each Interxion Shareholder as the Interxion Superior Proposal, then the Interxion Board shall not recommend the Interxion Superior Proposal.

13.3 Notwithstanding anything in this Agreement to the contrary but without prejudice to the other terms of this Agreement, at any time prior to the Offer Closing Date, the Telecity Board may take any of the actions listed in Clause 12.1(b)(i) in respect only of a Telecity Superior Proposal if the Telecity Board, having consulted with its legal and financial advisers, acting reasonably and in good faith, determines that a bona fide written Competing Proposal that did not result from a breach of this Agreement by Telecity constitutes a Telecity Superior Proposal.

14.	CONFIDENTIALITY

Each party shall keep all information relating to the other party, any member of the other party’s Group or any part of the other party’s business or assets obtained by them pursuant to this Agreement confidential in accordance with the provisions of the confidentiality agreement made between Telecity and Interxion dated 14 January 2015 (the Confidentiality Agreement). This Agreement and its contents constitute “Information” for the purposes of the Confidentiality Agreement.

15.	CONDUCT OF BUSINESS

15.1 Subject to the requirements of any applicable Law, Interxion shall (and Interxion shall procure that each member of the Interxion Group shall), until the Offer Closing Date, except as may be specifically required by this Agreement or by applicable Law or except with the prior written consent of Telecity (such consent not to be unreasonably withheld, delayed or conditioned):

(a)	carry on its businesses in the ordinary course in accordance with past practice and, unless in accordance with the terms of existing arrangements entered into prior to 11 February 2015, shall not agree to or undertake (and procure that each Interxion Group company shall not agree to or undertake) any commitment or acquire or dispose of any assets or businesses, in each case otherwise than in the ordinary course of business;

(b)	procure that each Interxion Group company carries on its business only in the ordinary course and takes all reasonable steps to preserve and protect its assets and goodwill, including its existing relationships with customers and suppliers;

(c)	not create any Encumbrance over, or sell or dispose of any interest in any share or loan capital or other security of any member of the Interxion Group;

(d)	use commercially reasonable endeavours to seek to ensure that the services of the employees of each member of the Interxion Group are retained by such member of the Interxion Group company so that their contracts of employment continue in force until the Offer Closing Date;

(e)	use commercially reasonable endeavours to maintain all policies of insurance in which any member of the Interxion Group companies has an interest continue in full force and effect, that the level of insurance cover is maintained, that nothing is done which would make any such policy void or voidable; and

(f)	procure that no member of the Interxion Group:

(i)	creates, allots, issues, redeems or repurchases any share, loan capital or other security or grants any options over, or any other right in respect of, any share, loan capital or other security; or

(ii)	declares, makes or pays a dividend or other distribution (whether in cash, stock or in kind) or makes any reduction of its paid-up share capital; or

(iii)	makes any alteration to its constitutional documents; or

(iv)	makes any material changes to the accounting procedures or principles by reference to which its accounts are prepared or its accounting reference date (save as may be necessary to comply with changes in statements of standard accounting practice applicable to the relevant Interxion Group company); or

(v)	borrows any money (other than by bank overdraft or similar facility or revolving loan facility in the ordinary course of business and within limits subsisting on 11 February 2015) or enters into any foreign exchange contracts (other than spot foreign exchange contracts), interest rate swaps or other derivative instruments; or

(vi)	with respect to 2015 only, incurs any capital expenditure in excess of an aggregate amount of GBP 10 million in any consecutive six-month period, unless such expenditure is foreseen in: (A) any published guidance given to investors prior to the date of this Agreement; or (B) a business plan, budget or other planning document adopted before 11 February 2015; or

(vii)	grants or modifies the terms of any loans or other financial facilities or any guarantees or indemnities for the benefit of any person; or

(viii)	changes its residence for tax purposes or establishes a permanent establishment in any jurisdiction; or

(ix)	subject to the terms of this Agreement, makes any material changes (other than routine promotions, increases to salary, bonus awards or those changes required by Law) to the terms and conditions of employment (including the provision of any contractual or non-contractual benefits) of directors, officers or employees (including granting any new options or other entitlements under existing schemes or benefits); or

(x)	makes any representations to its employees in relation to the Merger or its consequences and regarding their continued employment, other than as may be stated publicly by one or both of the parties in accordance with the provisions of this Agreement; or

(xi)	enters into any agreement or arrangement or permits any action whereby another company becomes its subsidiary undertaking; or

(xii)	enters into any joint venture, partnership or agreement or arrangement for the sharing of profits or assets; or

(xiii)	acquires (whether by one transaction of by a series of transactions) the whole, or a substantial or material part of the business, undertaking or assets of any other person; or

(xiv)	disposes of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or any other of its assets; or

(xv)	makes any amendment, other than solely to comply with legislative requirements, to any agreements or arrangements for the payment of pensions or other benefits on retirement to present or former directors, officers or employees of any of the Interxion Group companies or any of their dependants; or

(xvi)	enters into any agreement or arrangement (whether in writing or otherwise) to do any of the foregoing or allow or permit any of the foregoing; or

(xvii)	takes any action which may result in the Offer being frustrated or in Interxion Shareholders being denied the opportunity to decide on its merits,

PROVIDED THAT nothing in this Clause 15 shall restrict Interxion or a member of the Interxion Group from (i) issuing Interxion Awards over Interxion Shares in accordance with Clause 9.6; or (ii) entering into a new service agreement with David Ruberg in accordance with Clause 10.4, such agreement to expire the date falling 12 months from the Offer Closing Date.

15.2 Interxion shall notify Telecity as soon as reasonably practicable if Interxion becomes aware of any breach of its obligations contained in Clause 15.

15.3 Prior to making any written or oral communications to the directors, officers, employees or independent contractors of Interxion or any of its subsidiaries pertaining to compensation or benefit matters that are affected by the transactions contemplated by this Agreement, Interxion shall, subject to applicable Laws, consult with Telecity in relation thereto.

15.4 Subject to the requirements of any applicable Law, Telecity shall (and Telecity shall procure that each member of the Telecity Group shall), until the Offer Closing Date, except as may be specifically required by this Agreement or by applicable Law or except with the prior written consent of Interxion (such consent not to be unreasonably withheld, delayed or conditioned):

(a)	carry on its businesses in the ordinary course in accordance with past practice and, unless in accordance with the terms of existing arrangements entered into prior to 11 February 2015, shall not agree to or undertake (and procure that each Telecity Group company shall not agree to or undertake) any commitment or acquire or dispose of any assets or businesses, in each case otherwise than in the ordinary course of business;

(b)	procure that each member of the Telecity Group carries on its business only in the ordinary course and takes all reasonable steps to preserve and protect its assets and goodwill, including its existing relationships with customers and suppliers;

(c)	not create any Encumbrance over, or sell or dispose of any interest in any share or loan capital or other security of any member of the Telecity Group;

(d)	use commercially reasonable endeavours to seek to ensure that the services of the employees of each member of the Telecity Group are retained by such member of the Telecity Group so that their contracts of employment continue in force until the Offer Closing Date;

(e)	use commercially reasonable endeavours to maintain all policies of insurance in which any member of the Telecity Group has an interest continue in full force and effect, that the level of insurance cover is maintained, that nothing is done which would make any such policy void or voidable; and

(f)	procure that no member of the Telecity Group:

(i)	creates, allots, issues, redeems or repurchases any share, loan capital or other security or grants any options over, or any other right in respect of, any share, loan capital or other security; or

(ii)	declares, makes or pays a dividend or other distribution (whether in cash, stock or in kind) or makes any reduction of its paid-up share capital; or

(iii)	makes any alteration to its constitutional documents; or

(iv)	makes any material changes to the accounting procedures or principles by reference to which its accounts are prepared or its accounting reference date (save as may be necessary to comply with changes in statements of standard accounting practice applicable to the relevant Telecity Group company); or

(v)	borrows any money (other than by bank overdraft or similar facility or revolving loan facility in the ordinary course of business and within limits subsisting on 11 February 2015) or enters into any foreign exchange contracts (other than spot foreign exchange contracts), interest rate swaps or other derivative instruments; or

(vi)	with respect to 2015 only, incurs any capital expenditure in excess of an aggregate amount of GBP 10 million in any consecutive six-month period, unless such expenditure is foreseen in: (A) any published guidance given to investors prior to the date of this Agreement; or (B) a business plan, budget or other planning document adopted before 11 February 2015; or

(vii)	grants or modifies the terms of any loans or other financial facilities or any guarantees or indemnities for the benefit of any person; or

(viii)	changes its residence for tax purposes or establishes a permanent establishment in any jurisdiction; or

(ix)	makes any material changes (other than routine promotions, increases to salary, bonus awards or those changes required by Law) to the terms and conditions of employment (including the provision of any contractual or non-contractual benefits) of directors, officers or employees (including granting any new options or other entitlements under existing schemes or benefits); or

(x)	makes any representations to its employees in relation to the Merger or its consequences and regarding their continued employment, other than as may be stated publicly by one or both of the parties in accordance with the provisions of this Agreement; or

(xi)	enters into any agreement or arrangement or permits any action whereby another company becomes its subsidiary undertaking; or

(xii)	enters into any joint venture, partnership or agreement or arrangement for the sharing of profits or assets; or

(xiii)	acquires (whether by one transaction of by a series of transactions) the whole, or a substantial or material part of the business, undertaking or assets of any other person; or

(xiv)	disposes of (whether by one transaction or by a series of transactions) the whole or any substantial or material part of its business, undertaking or any other of its assets; or

(xv)	makes any amendment, other than solely to comply with legislative requirements, to any agreements or arrangements for the payment of pensions or other benefits on retirement to present or former directors, officers or employees of any of the Telecity Group companies or any of their dependants; or

(xvi)	enters into any agreement or arrangement (whether in writing or otherwise) to do any of the foregoing or allow or permit any of the foregoing; or

(xvii)	takes any action which may result in the Offer being frustrated,

PROVIDED THAT nothing in this Clause 15.4 shall restrict Telecity or a member of the Telecity Group from:

(A)	making awards in respect of and/or issuing Telecity Shares pursuant to any Telecity Share Plan in accordance with Clause 9.9;

(B)	repurchasing any share capital pursuant to its previously announced intentions; or

(C)	announcing, declaring or paying any Permitted Telecity Dividend.

15.5 Telecity shall notify Interxion as soon as reasonably practicable if Telecity becomes aware of any breach of its obligations contained in Clause 15.4.

16.	TERMINATION

16.1 This Agreement may be terminated and, subject to Clause 16.2, all obligations of the parties under this Agreement shall cease as follows:

(a)	as agreed in writing by Interxion and Telecity at any time prior to the Offer Closing Date;

(b)	upon service of a written termination notice by Telecity on Interxion if, prior to the Offer Closing Date:

(i)	the Interxion Board shall have effected a Change of Interxion Recommendation or the Telecity Board shall have effected a Change of Telecity Recommendation in accordance with Clause 7.4(b);

(ii)	any Interxion Superior Proposal becomes, or is declared, wholly unconditional or is completed;

(iii)	the Telecity Resolutions are not passed by the requisite majority of Telecity Shareholders;

(iv)	Interxion has materially breached the terms of or failed to perform any of its covenants or agreements contained in this Agreement, including without limitation any breach of the obligations set out in Clause 4.5 or Clause 12; or

(v)	an Interxion Material Adverse Event has occurred;

(c)	upon service of a written termination notice by Interxion on Telecity if, prior to the Offer Closing Date:

(i)	the Telecity Board shall have effected a Change of Telecity Recommendation or the Interxion Board shall have effected a Change of Interxion Recommendation in accordance with Clause 7.2(b);

(ii)	any Telecity Superior Proposal becomes, or is declared, wholly unconditional or is completed;

(iii)	the Telecity Resolutions are not passed by the requisite majority of Telecity Shareholders;

(iv)	Telecity has materially breached the terms of or failed to perform any of its covenants or agreements contained in this Agreement, including without limitation any breach of the obligations set out in Clause 4.5 or Clause 12; or

(v)	a Telecity Material Adverse Event has occurred; or

(d)	upon service of a written termination by either party on the other if prior to the Offer Closing Date:

(i)	any Interxion Superior Proposal is approved, recommended or publicly proposed to be recommended by Interxion or the Interxion Board;

(ii)	any Telecity Superior Proposal is approved, recommended or publicly proposed to be recommended by Telecity or the Telecity Board;

(iii)	any Condition which is incapable of waiver becomes or is incapable of satisfaction;

(iv)	any Condition, which is incapable of satisfaction, has not been waived, and that, notwithstanding that Telecity has the right to waive such Condition, it notifies Interxion in writing that it will not do so; or

(v)	the Conditions have not been satisfied (or, to the extent permitted, waived) by the Longstop Date,

PROVIDED THAT the rights of termination under Clauses 16.1(d)(i) to 16.1(d)(v) (inclusive) shall not be available to a party whose material breach of this Agreement has been the cause of, or otherwise resulted in, any Condition having become incapable of satisfaction, or not having been satisfied, by the Longstop Date.

16.2 If this Agreement is terminated pursuant to Clause 16.1 above, this Agreement, except for the provisions of this Clause 16 and Clauses 1, 14, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26 and 27 and Schedule 1, shall become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders, provided that the termination of this Agreement shall be without prejudice to, and shall not affect, any rights, remedies, obligations or liabilities of the parties that have accrued up to the date of termination.

16.3 Save as expressly provided in this Agreement, neither party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after the Offer Closing Date).

17.	COST REIMBURSEMENT

17.1 Interxion undertakes that it will, upon written notice by Telecity, pay to Telecity the Cost Reimbursement if:

(a)	this Agreement is terminated pursuant to (or Telecity had, prior to any termination, a termination right pursuant to):

(i)	Clause 16.1(b)(i) (other than where such termination occurs as a result of (A) a Change of Interxion Recommendation permitted by Clause 7.2(b) or (B) a Change of Telecity Recommendation permitted by Clause 7.4(b)); or

(ii)	Clause 16.1(b)(ii); or

(iii)	Clause 16.1(d)(i),

PROVIDED THAT in any such case a Telecity Material Adverse Event has not occurred prior to such termination; or

(b)	(i) a Competing Proposal is announced for Interxion after the date hereof, (ii) thereafter, this Agreement is terminated by either Telecity or Interxion pursuant to Clause 16, and (iii) within 9 months of such termination, Interxion or any of its subsidiaries executes an alternative agreement with respect to, or consummates, approves or recommends to Interxion Shareholders to accept, any such Competing Proposal made after the date of this Agreement and prior to the date of the termination of this Agreement.

17.2	Telecity undertakes that it will, upon written notice by Interxion, pay to Interxion the Cost Reimbursement if:

(a)	this Agreement is terminated pursuant to (or Interxion had, prior to any termination, a termination right pursuant to):

(i)	Clause 16.1(c)(i) (other than where such termination occurs as a result of (A) a Change of Telecity Recommendation permitted by Clause 7.4(b) or (B) a Change of Interxion Recommendation permitted by Clause 7.2(b)); or

(ii)	Clause 16.1(c)(ii); or

(iii)	16.1(d)(ii),

PROVIDED THAT in any such case an Interxion Material Adverse Event has not occurred prior to such termination; or

(b)	(i) a Competing Proposal is announced for Telecity after the date hereof, (ii) thereafter, this Agreement is terminated by either Interxion or Telecity pursuant to Clause 16, and (iii) within 9 months of such termination, Telecity or any of its subsidiaries executes an alternative agreement with respect to, or consummates, approves or recommends to Telecity Shareholders to accept, any such Competing Proposal made after the date of this Agreement and prior to the date of the termination of this Agreement.

17.3 The applicable party shall pay the Cost Reimbursement by no later than 10 Business Days after the date of the written notice that causes it to become payable pursuant to Clause 17.1 or 17.2 (as applicable).

17.4 All sums payable under this Clause 17 shall be paid in the form of an electronic funds transfer for same day value to such bank account as may be notified by the party entitled to receive such sums in writing to the party responsible for payment and shall be paid in full free from any deduction or withholding whatsoever (save only as may be required by applicable Laws) and without regard to any lien, right of set-off, counterclaim or otherwise.

17.5 The parties anticipate, and shall use all reasonable endeavours to procure, that the Cost Reimbursement is not and will not be treated as consideration for a taxable supply for VAT purposes. If, however, the Cost Reimbursement is determined by any Tax Authority to be consideration in whole or part for a taxable supply for VAT purposes, and VAT is chargeable thereon, then:

(a)	if the Cost Reimbursement is determined by a relevant Tax Authority to be consideration for a taxable supply in respect of which the recipient of the Cost Reimbursement (the Payee) or the representative member of any VAT group of which the Payee is a member for VAT purposes is liable to account for VAT, then:

(i)	if and to the extent that such VAT is not recoverable by the payer of the Cost Reimbursement (the Payer) or the representative member of any VAT group of which the Payer is a member for VAT purposes (the Payer Representative Member) by repayment, credit, deduction or refund, the Payer and Payer Representative Member having used all reasonable endeavours to recover such VAT no additional amount shall be paid in respect of VAT and the Cost Reimbursement shall be VAT inclusive to that extent; and/or

(ii)	if and to the extent that such VAT is recoverable by the Payer or the Payer Representative Member by repayment, credit, deduction or refund (whether under domestic rules, Council Directives 2008/9/EC or 86/560/EEC or otherwise), the amount of the Cost Reimbursement shall be increased to the extent necessary to take account of such recoverable VAT; and

(b)	if under a reverse charge mechanism the Cost Reimbursement is determined by a relevant Tax Authority to be consideration for a taxable supply in respect of which the Payer or the Payer Representative Member is liable to account for VAT then, to the extent that any VAT chargeable on the supply is not recoverable by the Payer or the Payer Representative Member by repayment, credit, deduction or refund, the Payer and Payer Representative Member having used all reasonable endeavours to recover such VAT, the amount of the Cost Reimbursement shall be reduced to the extent necessary to take account of any such irrecoverable VAT;

such that after making any such adjustments the aggregate of (i) the total amount of the Cost Reimbursement paid to the Payee (including any amount in respect of VAT), plus (ii) any irrecoverable VAT incurred under a reverse charge mechanism (together with any related interest or penalties in respect of such reverse charge VAT but excluding any interest or penalties arising as a result of the unreasonable delay or default of the Payer or relating to any period after the Payee has accounted to the Payer for any reduction in the Cost Reimbursement pursuant to this Clause), less (iii) any repayment, credit, deduction or refund obtained as referred to in Clause 17.5(a)(ii), shall be equal to the amount that the Cost Reimbursement would have been in the absence of any such VAT.

17.6 Such adjusting payment or payments as may be required between the parties to give effect to Clause 17.5 above shall be made five Business Days after the date on which the determination by the relevant Tax Authority which results in such payment being required has been communicated to the party required to make the payment (together with such evidence of it as is reasonable in the circumstances to provide and, where Clause 17.5(a) applies, together with the provision of a valid VAT invoice) or, if later, (in the case of Clause 17.5(a)(ii)) five Business Days after the VAT is recovered or (in the case of Clause 17.5(b)) five Business Days before the VAT is required to be accounted for.

17.7 Notwithstanding anything in this Agreement to the contrary, in the event that a party (the Notifying Party) notifies the other party (the Receiving Party) that it wishes to receive the Cost Reimbursement pursuant to and in accordance with Clause 17.1 or 17.2 (as applicable) and the Receiving Party duly discharges said amount pursuant to Clauses 17.3 and 17.4, the Cost Reimbursement shall constitute the sole and exclusive remedy of the Notifying Party, with respect to any and all claims against the Receiving Party, as the case may be, of whatever nature and whenever arising, relating to or arising out of this Agreement, the Offer or the Merger. In no event shall a party be required to pay the Cost Reimbursement on more than one occasion.

18.	FEES AND EXPENSES

Subject to Clause 17 and without prejudice to its other rights pursuant to this Agreement (or in relation to a breach by either party of the terms of this Agreement), each party shall pay its own costs and expenses in connection with or incidental to the Merger.

19.	ANNOUNCEMENTS

Without prejudice to the other provisions of this Agreement and the Confidentiality Agreement, Telecity (and its affiliates) and Interxion (and its affiliates) will consult with each other and agree on the desirability, timing and substance of any press release, public announcement, publicity statement or other disclosure relating to the Merger and, subject to applicable Laws, stock exchange rules and the requirements of any Governmental Authority, neither Telecity (or its affiliates) nor Interxion (or its affiliates) will make any public disclosures concerning the Merger without the prior consent of the other party (which consent shall not be unreasonably withheld or delayed) as to the timing of such disclosure, extent of distribution, form and substance thereof.

20.	NOTICES

All notices, requests, claims, demands and other communications hereunder shall be in writing in English and shall be delivered by hand, email, registered post or courier using an internationally recognised courier company. A notice, request, claim, demand or other communication shall be effective upon receipt and shall be deemed to have been received (a) at the time of delivery, if delivered by hand, registered post or courier or (b) at the time of transmission if delivered by email provided that, in either case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day. The addresses of the parties for the purpose of this Clause 20 are:

if to Telecity:

Masters House

107 Hammersmith Road

London, W14 0QH

Email: Eric.Hageman@telecity.com

For the attention of: Eric Hageman, CFO

with a copy (which shall not constitute notice) to:

Freshfields Bruckhaus Deringer LLP

65 Fleet Street

London, EC4Y 1HS

Email: julian.makin@freshfields.com, ashar.qureshi@freshfields.com and graham.watson@freshfields.com

For the attention of: Julian Makin, Ashar Qureshi and Graham Watson if to Interxion:

Tupolevlaan 24

1119 NX Schiphol-Rijk

The Netherlands

Email: JaapC@InterXion.com

For the attention of: Jaap Camman, General Counsel

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

99 Bishopsgate

London EC2M 3XF

United Kingdom

Email: raymond.lin@lw.com, tracy.edmonson@lw.com and richard.butterwick@lw.com

For the attention of: Raymond Lin, Tracy Edmonson and Richard Butterwick

or such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above (provided that notice of any change of address shall be effective only upon receipt thereof).

21.	ENTIRE AGREEMENT AND REMEDIES

21.1 This Agreement and the Confidentiality Agreement set out the entire agreement between the parties in respect of the Merger and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties, promises, assurances and arrangements of any nature whatsoever, whether or not in writing, relating thereto. The parties accordingly agree that the transaction conduct agreement entered into between the parties on 11 February 2015 (as amended) terminates upon the signing of this Agreement in accordance with Clause 6(b) of that agreement.

21.2 Each party acknowledges and agrees that in entering into this Agreement it has not relied and is not relying on, and shall have no claim or remedy in respect of, any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision made by or on behalf of a party, whether written or oral, express or implied and whether negligently or innocently made, which is not expressly set out in this Agreement.

21.3 Save as expressly set out in this Agreement, the only right or remedy of a party in relation to any statement, representation, warranty, undertaking, assurance, promise, understanding or other provision set out in this Agreement shall be for breach of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) and, in respect of any breach of this Agreement, the only remedy shall be a claim for damages in respect of such breach. Save as expressly set out in this Agreement, no party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever at any time, whether before or after the Offer Closing Date, and each party waives any rights of rescission or termination it may have.

21.4 No provision of this Agreement shall exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

22.	WAIVER AND VARIATION

22.1 A failure or delay by a party to exercise any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall not constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict any further exercise of that or any other right or remedy. No single or partial exercise of any right or remedy provided under this Agreement or by Law, whether by conduct or otherwise, shall preclude or restrict the further exercise of that or any other right or remedy.

22.2 A waiver of any right or remedy under this Agreement shall only be effective if given in writing and shall not be deemed a waiver of any subsequent breach or default.

22.3 No variation or amendment of this Agreement shall be valid unless it is in writing and duly executed by or on behalf of all of the parties to this Agreement. Unless expressly agreed, no variation or amendment shall constitute a general waiver of any provision of this Agreement, nor shall it affect any rights or obligations under or pursuant to this Agreement which have already accrued up to the date of variation or amendment and the rights and obligations under or pursuant to this Agreement shall remain in full force and effect except and only to the extent that they are varied or amended.

23.	INVALIDITY

Where any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the Laws of any jurisdiction then such provision shall be deemed to be severed from this Agreement and, if possible, replaced with a lawful provision which, as closely as possible, gives effect to the intention of the parties under this Agreement and, where permissible, that shall not affect or impair the legality, validity or enforceability in that, or any other, jurisdiction of any other provision of this Agreement.

24.	ASSIGNMENT

No person shall assign, transfer, charge or otherwise deal with all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in it.

25.	RIGHTS OF THIRD PARTIES

25.1 A person who is not a party to this Agreement shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of its terms.

25.2 Each party represents to the other that any rights they each may have to terminate, rescind or agree any amendment, variation, waiver or settlement under this Agreement are not subject to the consent of any person that is not a party to this Agreement.

26.	COUNTERPARTS

This Agreement may be executed in any number of counterparts. Each counterpart shall constitute an original of this Agreement but all the counterparts together shall constitute but one and the same instrument.

27.	GOVERNING LAW AND JURISDICTION

27.1 This Agreement and any non-contractual rights or obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

27.2 The parties irrevocably agree that the courts of England and Wales shall have exclusive jurisdiction to settle any Disputes, and waive any objection to proceedings before such courts on the grounds of venue or on the grounds that such proceedings have been brought in an inappropriate forum.

27.3 For the purposes of this Clause, Dispute means any dispute, controversy, claim or difference of whatever nature arising out of, relating to, or having any connection with this Agreement, including a dispute regarding the existence, formation, validity, interpretation, performance or termination of this Agreement or the consequences of its nullity and also including any dispute relating to any non-contractual rights or obligations arising out of, relating to, or having any connection with this Agreement.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

1. In this Agreement, the following terms and expressions shall have the following meanings unless stated otherwise:

Admission Standards means the rules issued by the LSE in relation to the admission, trading of, and continuing requirements for, securities admitted to trading on the LSE’s main market for listed securities;

ADRs means the American Depositary Receipts of Telecity, with each American Depositary Receipts representing such number of Telecity Shares as Telecity may determine;

Anti-Corruption Law means (a) the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, 1997 (the OECD Convention), (b) the FCPA, (c) the Bribery Act 2010, (d) any other applicable Law (including any (i) statute, ordinance, rule or regulation, (ii) order of any court, tribunal or any other judicial body, and (iii) rule, regulation, guideline or order of any public body, or any other administrative requirement) which (x) prohibit the conferring of any gift, payment or other benefit on any person or any officer, employee, agent or adviser of such person, and/or (y) are broadly equivalent to the FCPA and/or the above United Kingdom Laws or were intended to enact the provisions of the OECD Convention or which have as their objective the prevention of corruption, or (e) any applicable Laws relating to economic or trade sanctions, including the Laws or regulations implemented by the Office of Foreign Assets Controls of the United States Department of the Treasury and any similar Laws or regulations in other jurisdictions;

Antitrust Clearances means all consents, clearances, permissions and waivers (and all filings and the expiry of all waiting periods) agreed by the parties, from or under the Laws, regulations or practices applied by any Relevant Antitrust Authority in connection with the implementation of the Merger, in each case as are set out or referred to in the Antitrust Condition;

Antitrust Condition means the Condition set out in paragraph 2 of Schedule 5;

Applicable Date has the meaning given to it in paragraph 1.4(a) of Schedule 4;

Bankruptcy and Equity Exception has the meaning given to it in paragraph 1.3 of Schedule 4;

Business Day means a day (other than a Saturday or Sunday) on which banks in London and New York are generally open for business;

Change of Interxion Recommendation means (a) the Interxion Recommendation is not given or having been given is withdrawn, qualified, withheld, modified or amended for whatever reason, or Interxion publicly proposes to withdraw, withhold qualify, modify or amend the Interxion Recommendation for whatever reason in each case in a manner adverse to Telecity or the Merger, or (b) Interxion approves, recommends or publicly proposes to recommend, any Interxion Superior Proposal, provided that for the avoidance of doubt, it is agreed and understood that any stop, look and listen or similar commitments of the type contemplated by Rule 14d-9(f) of the Exchange Act shall not constitute a Change of Interxion Recommendation under this Agreement;

Change of Telecity Recommendation means (a) the Telecity Recommendation is not given or having been given is withdrawn, qualified, withheld, modified or amended for whatever reason, or Telecity publicly proposes to withdraw, qualify, withhold, modify or amend the Telecity Recommendation for whatever reason in each case in a manner which Telecity reasonably believes is adverse to Interxion or the Merger; or (b) Telecity approves, recommends or publicly proposes to recommend, any Telecity Superior Proposal;

Charter Documents means, as to any entity, the articles of association, by-laws and/or other governing documents and charter documents of such entity;

Clean Team Agreement means the clean team confidentiality agreement made between the parties on 5 February 2015;

Clearances means all consents, clearances, permissions and waivers (and all filings and the expiry of all waiting periods) as may be agreed by the parties in writing, from or under the Laws, regulations or practices applied by any Governmental Authority in connection with the implementation of the Merger, in each case, other than the Antitrust Clearances;

Code means the United States Internal Revenue Code of 1986, as amended;

Competing Proposal means (a) a merger, consolidation, business combination, offer or scheme of arrangement or similar transaction involving the relevant party or (b) any acquisition by any person or group of persons, whether by tender offer, merger, scheme of arrangement or share exchange or in any other manner, which, if consummated, would result in any person or group of persons becoming the beneficial owner of, directly or indirectly, in one or a series of related transactions, more than 25 per cent. of the total voting power of any class of equity securities of the relevant party or more than 25 per cent. of the consolidated total assets (including, equity securities of its subsidiary undertakings) of the relevant party and its subsidiary undertakings, taken as a whole, in each case other than the transactions contemplated by this Agreement;

Conditions means the conditions set out in Schedule 5 and references to a Condition bearing a number shall mean the Condition bearing such number as set out in Schedule 5 and Condition shall be construed accordingly;

Confidentiality Agreement has the meaning given to it in Clause 14;

Cost Reimbursement means a fixed compensation sum in the amount of GBP15,000,000.00 (fifteen million pounds sterling), subject to adjustment pursuant to Clause 17;

DCGC has the meaning given to it Clause 8.5;

Delisting has the meaning given to it in Clause 5.1;

Dispute has the meaning given to it in Clause 27.3;

Encumbrance means any pledge, lien, security interest, claim, equity, mortgage, charge, encumbrance or third party right or interest of any nature whatsoever;

Exchange Act means the United States Securities Exchange Act of 1934 (as amended) and the rules and regulations promulgated thereunder;

Exchange Agency Agreement has the meaning given to it in Clause 2.25;

Exchange Agent means a United States bank or trust company or other independent financial institution in the United States reasonably satisfactory to the parties;

Expiration Time has the meaning given to it in Clause 3.2;

FCPA means the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended by the Foreign Corrupt Practices Act Amendments of 1988 and 1998, and as may be further amended and supplemented from time to time;

Financial Conduct Authority or FCA means the UK Financial Conduct Authority;

FSMA means the Financial Services and Markets Act 2000;

Governmental Authority means any federal, state, local, domestic, foreign, national, supranational or multinational court or other government, governmental, trade, regulatory, competition, antitrust or supervisory agency or body, in each case in any jurisdiction and including the Competition and Markets Authority, the European Commission, the SEC, the US Department of Justice, the US Federal Trade Commission and the FCA;

Group means, in relation to any person, that person and any companies which are holding companies, subsidiaries or subsidiary undertakings of that person or of any such holding company, provided that in no event shall, prior to the Offer Closing Date, Telecity be deemed to be a member of Interxion Group or Interxion be deemed to be a member of the Telecity Group;

holding company shall have the meaning ascribed to it in section 1159 of the Companies Act 2006;

IFRS means the International Financial Reporting Standards, as issued by the International Accounting Standards Board;

Independent Member has the meaning given to it Clause 8.5;

Initial Expiration Time has the meaning given to it in Clause 3.1;

Internal Controls has the meaning given to it in paragraph 2.4(b) of Schedule 4;

Interxion means Interxion Holding N.V.;

Interxion 2013 Plan means the Interxion 2013 Amended International Equity Based Incentive Plan adopted by Interxion on 30 October 2013;

Interxion Agreements means (a) the shareholders agreement dated 2 February 2011 and made between Interxion, Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P., and (b) the registration rights agreement dated 2 February 2011 and made between Interxion, Chianna Investment N.V., Lamont Finance N.V. and Baker Communications Fund II, L.P.;

Interxion Audit Committee has the meaning given to it in paragraph 1.4(c) of Schedule 4;

Interxion Award means any Option, Restricted Share or Performance Share granted pursuant to an Interxion Share Plan;

Interxion Board means the board of directors of Interxion from time to time;

Interxion Designee has the meaning given in Clause 8.3(d);

Interxion Directors means the directors of Interxion from time to time;

Interxion Financial Advisers means Perella Weinberg Partners;

Interxion General Meeting means the general meeting of Interxion Shareholders to be convened by the Interxion Board in accordance with the terms of this Agreement to vote on the Interxion Resolutions;

Interxion General Meeting Invitation means the invitation to be sent to Interxion Shareholders by the Interxion Board to convene Interxion General Meeting, which shall contain the Interxion Resolutions and motions of the Interxion Board unconditionally proposing and supporting such Interxion Resolutions;

Interxion Group Employee means a director, officer or employee of Interxion or any member of the Interxion Group at the date of this Agreement;

Interxion Material Adverse Event means any event, occurrence or matter, whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards which, individually or when aggregated with all such events, occurrences or matters, results or could reasonably be expected to result in a material adverse change to the business, assets, liabilities (including contingent liabilities), financial condition, results, prospects or operations of Interxion or the Interxion Group taken as a whole, but does not include any change, event, occurrence or matter:

(a)	resulting from:

(i)	a new law, or a change in the law (including its interpretation), taking effect on or after the date of this Agreement;

(ii)	a change in general economic conditions or outlook, financial, credit or securities markets whether globally or in any contract or market; or

(iii)	a new administrative practice or policy being introduced by any Governmental Authority, or a change in any administrative practice or policy of any Governmental Authority, on or after the date of this Agreement,

PROVIDED THAT (in the case of (a)(i), (a)(ii) or (a)(iii)) such change, event, occurrence or matter impacts on Interxion and the other members of the Interxion Group in a manner consistent with other companies in the industry in which the Interxion Group undertakes business; or

(b)	occurring as a direct result of anything required by this Agreement, the Merger or the transactions contemplated by them, other than any issue or matter which involves a Governmental Authority, in which case disclosure of any information in respect of that issue or matter will not preclude that issue or matter constituting an Interxion Material Adverse Event;

Interxion Recommendation has the meaning given to it in Clause 7.1;

Interxion Reports has the meaning given to it in Clause 1.4(a) of Schedule 4;

Interxion Resolutions means, subject to the satisfaction or waiver of all Conditions, resolutions that may be set out in the Interxion General Meeting Invitation at the sole discretion of Telecity but, for the avoidance of doubt, notwithstanding the right of the Interxion Board to set out resolutions in the Interxion General Meeting Invitation, to:

(a)	appoint the New Interxion Board Members (including, to the extent required, the Independent Member) and grant discharge to the Resigning Interxion Board Members, subject only to, and with effect from, the Offer Closing Date;

(b)	resolve upon an amendment of the Charter Documents of Interxion to reflect that the corporate authorities within Interxion will, to the extent possible, be concentrated in the Interxion general meeting; and

(c)	the Re-Organisation Merger in the event the Squeeze-Out Prerequisite percentage is not reached;

all with due observance of the affirmative vote of the Independent Member as and when required under Clause 8.5(c);

Interxion Share Plans means any plan or arrangement that compensates officers, directors, employees, consultants or agents of Interxion in whole or in part with equity interests in Interxion;

Interxion Shareholder Approval has the meaning given to it in paragraph 1.3 of Schedule 4;

Interxion Shareholders means holders of Interxion Shares;

Interxion Shares means the registered shares with a par value of ten eurocent each in the capital of Interxion;

Interxion Superior Proposal means a bona fide Competing Proposal (involving all or substantially all of the consolidated assets of Interxion or the issued and outstanding Interxion Shares) made by any person other than Telecity or any member of its Group, and its and their affiliates, that:

(a)	is binding on the offering party concerned such that the offering party has (i) committed itself under customary conditions to Interxion to launch a Competing Proposal, and (ii) has publicly announced its intention to launch a Competing Proposal, which announcement includes the proposed price per Interxion Share and the relevant conditions precedent in relation to such offer and the commencement thereof;

(b)	the consideration offered per Interxion Share is superior to the Offer from a financial perspective by 8 per cent. or more and is in cash or in publicly traded equity securities. To the extent that the Competing Proposal is an offer for all or substantially all of the assets of Interxion, the calculation shall be made on the basis of the net proceeds to be distributed to Interxion Shareholders resulting from such a transaction calculated on a per Interxion Share basis; and

(c)	it is determined by the Interxion Board to be substantially more beneficial to Interxion and its stakeholders than the Offer as contemplated in this Agreement,

specifically taking into account the identity and track record of such third party, the consideration to be received by Interxion Shareholders, the likelihood of completion, the other terms and conditions of the Competing Proposal and the interests of all stakeholders of Interxion;

Interxion Superior Proposal Notice has the meaning given in Clause 13.1(a);

Law means, with respect to any person, any international, national, federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation or other similar requirement enacted, adopted, promulgated or applied by a Governmental Entity that is binding upon or applicable to such person, as amended unless expressly specified otherwise;

Listing Rules means the rules and regulations made by the FCA under the Financial Services and Markets Act 2000, and contained in the FCA’s publication of the same name;

Longstop Date means 31 December 2015 as the same may be extended in accordance with Clause 3.2 or 4.2, or as otherwise agreed in writing between the parties;

LSE means London Stock Exchange plc;

Merger means the proposed acquisition of the entire issued and to be issued share capital of Interxion by Telecity by way of the Offer, together with any transactions contemplated in connection therewith, including, to the extent applicable, the Squeeze-Out Merger or the Re-Organisation Merger and satisfaction of the UK Listing Condition and the US Listing Condition;

Merger Documents means the Telecity Circular, the Telecity Prospectus, the Offer Documents, the Registration Statements, the Preliminary Prospectus, the final prospectus to be filed pursuant to Clause 2.4, the Schedule 14D-9, the Squeeze-Out Documents, and any supplemental document, circular or announcement required to be published in connection with the Merger;

Merger Ratio has the meaning given to it in Clause 2.2;

Minimum Tender Condition has the meaning given to it in the Condition set out at paragraph 2 of Schedule 5;

National Securities Exchange means the New York Stock Exchange or the NASDAQ Stock Market;

New Interxion Board Members means the individuals to be nominated in writing by Telecity for election at the Interxion General Meeting;

Nominee Directors has the meaning given to it in Clause 8.4;

Notifying Party has the meaning given to it in Clause 17.7;

Notified Party has the meaning given to it in Clause 12.2;

Offer has the meaning given to it in Clause 2.2;

Offer Closing means the acceptance and delivery of consideration for the Interxion Shares upon the Expiration Time pursuant to and subject to the satisfaction of the Conditions;

Offer Closing Date means the first date upon which Offer Closing occurs and Interxion becomes a subsidiary of Telecity;

Offer Documents has the meaning given to it in Clause 2.14;

Offer Securities means, at the election of a holder of Interxion Shares, either ADRs or Telecity Shares issued pursuant to the Offer (including pursuant to the Re-organisation Merger or an alternative transaction structure referred to in Clause 5.3, if applicable);

Official List means the Official List of the FCA;

Option has the meaning given to it in the Interxion Share Plan under which it was granted;

party or parties has the meaning given to it in the preamble;

Payee has the meaning given to it in Clause 17.5(a);

Payer has the meaning given to it in Clause 17.5(a)(i);

Payer Representative Member has the meaning given to it in Clause 17.5(a)(i);

Performance Share has the meaning given to it in the Interxion Share Plan under which it was granted;

Permitted Telecity Dividend means (a) all dividends announced by Telecity prior to the date of this Agreement, including the proposed final dividend of 9.0p per Telecity Share announced on 11 February 2015; (b) any interim or final dividend which may be paid by Telecity in respect of the financial year ending 31 December 2015 in accordance with Telecity’s dividend policy as announced on 11 February 2015;

person means an individual, corporation, firm, body corporate (wherever incorporated), partnership, limited liability company, association, trust or other entity or organisation, including a government, state or political subdivision or an agency or instrumentality thereof, any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality) or other entity or group;

Preliminary Prospectus has the meaning given to it in Clause 2.5;

Press Announcement means the draft press announcement set out in Schedule 2 to be released via a Regulatory Information Service by Telecity and via newswires and to the SEC, pursuant to a Form 6-K, by Interxion;

Proposal Party has the meaning given to it in Clause 12.2;

Prospectus Rules means the Prospectus Rules made by the FCA under the Financial Services and Markets Act 2000, and contained in the FCA’s publication of the same name;

Receiving Party has the meaning given to it in Clause 17.7;

Registration Statements has the meaning given to it in Clause 2.4;

Re-Organisation Merger has the meaning given to it in Clause 5.1;

Relevant Antitrust Authority means any national or supranational antitrust or merger control authority that is competent to review the Merger or its implementation, in accordance with the Antitrust Condition;

Representatives means any person acting for or on behalf of a party including any director, officer, employee, agent, contractor, professional adviser or other representative of a party;

Resigning Interxion Board Members means such current members of the Interxion Board as are not Nominee Directors pursuant to Clause 8.4;

Restricted Share has the meaning given to it in the Interxion Share Plan under which it was granted;

Sarbanes-Oxley Act has the meaning given to it in paragraph 1.4(a) of Schedule 4;

Schedule 14D-9 has the meaning given to it in Clause 2.15;

Schedule TO means a Tender Offer Statement on Schedule TO-T with respect to the Offer, together with all amendments, supplements and exhibits thereto, and which shall contain or incorporate by reference the Offer Documents;

SEC means the United States Securities and Exchange Commission;

SEC Registration Condition has the meaning given to it in the Condition set out at paragraph 8 of Schedule 5;

Securities Act means the United States Securities Act of 1933 (as amended) and the rules and regulations promulgated thereunder;

Share Consideration has the meaning given to it in Clause 2.3;

Squeeze-Out Documents means the documents to be prepared for the purposes of the Squeeze-Out in accordance with article 2:92a or 2:201a of the Dutch Civil Code;

Squeeze-Out Merger has the meaning given to it in Clause 5.1;

Squeeze-Out Prerequisite has the meaning given to it in Clause 5.1;

Statutory Squeeze-Out has the meaning given to it in Clause 5.1;

Subsequent Offering Period has the meaning given to it in Clause 3.2;

subsidiary shall have the meaning ascribed to it in section 1159 of the Companies Act 2006;

subsidiary undertaking shall have the meaning ascribed to it in section 1162 of the Companies Act 2006;

tax or taxation means: (a) taxes on income, profits and gains; and (b) all other taxes, levies, duties, imposts, charges and withholdings in the nature of taxation, including any excise, property, value added, sales, transfer, franchise and payroll taxes and any national insurance or social security contributions, together with all penalties, charges, fees and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;

Tax Authority means any taxing or other authority competent to impose any tax liability or assess or collect any tax;

Telecity means Telecity Group plc;

Telecity Audit Committee has the meaning given to it in paragraph 2.4(b) of Schedule 4;

Telecity Award means any option over or award to acquire Telecity Shares granted under a Telecity Share Plan;

Telecity Board means the board of directors of Telecity from time to time;

Telecity Circular means the shareholder circular, including any supplementary circular, to be despatched to Telecity Shareholders and others by Telecity containing, amongst other things, certain information about Telecity and Interxion and notice of the Telecity General Meeting (which may be combined with the Telecity Prospectus);

Telecity Designee has the meaning given in Clause 8.3(c);

Telecity Directors means the directors of Telecity from time to time;

Telecity General Meeting means the general meeting of Telecity Shareholders to be convened by the Telecity Directors in accordance with the terms of this Agreement for the purposes of considering and, if thought fit, approving the Telecity Resolutions in connection with the Merger and the Offer, and any adjournment thereof;

Telecity Information means information relating to Telecity, the Telecity Group, the Telecity Directors, associates of Telecity or persons acting in concert with Telecity;

Telecity Material Adverse Event means any event, occurrence or matter, whether existing or occurring on or before the date of this Agreement or arising or occurring afterwards which, individually or when aggregated with all such events, occurrences or matters, results or could reasonably be expected to result in a material adverse change to the business, assets, liabilities (including contingent liabilities), financial condition, results, prospects or operations of Telecity or the Telecity Group taken as a whole, but does not include any change, event, occurrence or matter:

(a)	resulting from:

(i)	a new law, or a change in the law (including its interpretation), taking effect on or after the date of this Agreement;

(ii)	a change in general economic conditions or outlook, financial, credit or securities markets whether globally or in any contract or market; or

(iii)	a new administrative practice or policy being introduced by any Governmental Authority, or a change in any administrative practice or policy of any Governmental Authority, on or after the date of this Agreement,

PROVIDED THAT (in the case of (a)(i), (a)(ii) or (a)(iii)) such change, event, occurrence or matter impacts on the other members of the Telecity Group in a manner consistent with other companies in the industry in which the Telecity Group undertakes business; or

(b)	occurring as a direct result of anything required by this Agreement, the Merger or the transactions contemplated by them, other than any issue or matter which involves a Governmental Authority, in which case disclosure of any information in respect of that issue or matter will not preclude that issue or matter constituting a Telecity Material Adverse Event;

Telecity Offeror has the meaning given in Recital (A);

Telecity Prospectus means the prospectus, including any supplementary prospectus, to be published by Telecity in connection with the Telecity Shares to be issued pursuant to the Offer (which may be combined with the Telecity Circular);

Telecity Recommendation has the meaning given to it in Clause 7.3;

Telecity Reports has the meaning given to it in paragraph 2.4(a) of Schedule 4;

Telecity Resolutions means the resolutions set out in the notice of Telecity General Meeting contained in the Telecity Circular to approve the Merger and authorise the Telecity Directors to allot relevant securities of Telecity;

Telecity Share Plan means any plan or arrangement that compensates officers, directors, employees, consultants or agents of the Telecity Group in whole or in part with equity interests in Telecity;

Telecity Shareholder Approval has the meaning given to it in paragraph 2.3(a) of Schedule 4;

Telecity Shareholders means holders of Telecity Shares;

Telecity Shares means the ordinary shares of Telecity, par value 0.2 pence per share;

Telecity Superior Proposal means a bona fide Competing Proposal (involving all or substantially all of the consolidated assets of Telecity or the issued and outstanding Telecity Shares) made by any person other than Interxion or any member of its Group, and its and their affiliates, that:

(a)	is binding on the offering party concerned such that the offering party has (i) committed itself under customary conditions to Telecity to launch a Competing Proposal to the Offer, and (ii) has publicly announced its intention to launch a Competing Offer to the Offer, which announcement includes the proposed price per Telecity Share and the relevant conditions precedent in relation to such offer and the commencement thereof; and

(b)	it is determined by the Telecity Board to be substantially more beneficial to Telecity and its stakeholders than the Offer as contemplated in this Agreement, specifically taking into account the identity and track record of such third party, the consideration to be received by Telecity Shareholders, the likelihood of completion, the other terms and conditions of the Competing Proposal and the interests of all stakeholders of Telecity;

Telecity Superior Proposal Notice has the meaning given in Clause 13.1(a);

Timetable means the timetable for the Merger set out in Schedule 3;

UK or United Kingdom means the United Kingdom of Great Britain and Northern Ireland;

US or United States means the United States of America, its territories and possessions, any state of the United States of America and the District of Columbia;

US Listing Condition has the meaning given to it in paragraph 10 of Schedule 5;

VAT means within the European Union such tax as may be levied in accordance with (but subject to derogations from) the Directive 2006/112/EC and outside the European Union any tax levied by reference to added value, turnover or sales;

Working Hours means 9.30 a.m. to 5.30 p.m. in the relevant location on a Business Day; and

Works Council has the meaning given to it in Clause 6.5(a).

2. In this Agreement, unless the context otherwise requires:

(a)	terms and expressions defined in the Companies Act 2006 and not expressly defined in this Agreement shall, unless the context otherwise requires, have the meanings given in that Act;

(b)	words in the singular shall include the plural and vice versa;

(c)	references to one gender include other genders;

(d)	references to a company shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(e)	a reference to includes or including shall mean includes without limitation or including without limitation;

(f)	a reference to a Recital, Clause, Schedule or Exhibit (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, Schedule or Exhibit (as the case may be) of or to this Agreement;

(g)	the headings in this Agreement are for convenience only and shall not affect its interpretation;

(h)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time;

(i)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms;

(j)	a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(k)	any reference to time is a reference to London time, unless stated otherwise;

(l)	references to any English legal term or concept shall, in respect of any jurisdiction other than England, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(m)	references to € and EUR are references to the lawful currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended;

(n)	references to £, GBP and pounds sterling are references to the lawful currency from time to time of the United Kingdom; and

(o)	references to US dollars are references to the lawful currency from time to time of the United States.

3. Except where expressly provided otherwise, if an event must occur on a stipulated day which is not a Business Day then the stipulated day will be taken to be the next Business Day.

4. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (a) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (b) any enactment which that enactment re-enacts (with or without modification); and (c) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described in (a) or (b) above.

SCHEDULE 2

PRESS ANNOUNCEMENT

(separately filed)

SCHEDULE 3

TIMETABLE

Stage	Date

Merger control filings in relation to Anti-Trust Clearances	As promptly as reasonably practicable following the date of this Agreement.

File the Registration Statement on Form F-4	As promptly as reasonably practicable following the date of this Agreement with a view to synchronising Offer Closing upon satisfaction of the Antitrust Condition.

File the Schedule TO and Schedule 14D-9 with the SEC	As promptly as reasonably practicable following the date of effectiveness of the Registration Statement on Form F-4.

Publish and/or issue (as applicable) Telecity Circular, Telecity Prospectus, Interxion General Meeting Invitation, Preliminary Prospectus	As promptly as reasonably practicable following effectiveness of the Registration Statement on Form F-4

Telecity General Meeting	As soon as reasonably practicable following posting of the Telecity Circular

Interxion General Meeting	As soon as reasonably practicable after the conclusion of the Telecity General Meeting

SCHEDULE 4

WARRANTIES

1.	WARRANTIES OF INTERXION

1.1	Organisation, good standing and qualification

Each of Interxion and its subsidiaries is a legal entity duly organised, validly existing and in good standing (to the extent such concept is applicable) under the Laws of its respective jurisdiction of organisation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted in all material respects. Interxion is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, as is, subject to any disclosure made by Interxion to Telecity through the provision of information in the due diligence process prior to the date of this Agreement, each of Interxion’s subsidiaries.

1.2	Capital Structure

(a)	As of the date of the Charter Documents of Interxion that are currently in effect (being 20 January 2012), Interxion’s registered share capital amounted to EUR 20,000,000, divided into 200,000,000 ordinary shares with a par value of ten eurocents each. Interxion is therefore authorised to increase its share capital up to an amount of EUR 20,000,000. As of the date hereof, Interxion’s total issued share capital amounts to EUR 6,937,465.32, divided into 69,374,653 ordinary shares with a par value of ten eurocents each and 1 fractional share with a par value of two eurocents. As of the date hereof, Interxion has a conditional share capital of EUR 13,062,536.68. All of the issued Interxion Shares have been duly authorised and are validly issued, fully paid and non-assessable. Other than Interxion Shares reserved for issuance out of Interxion’s conditional share capital for the purpose of satisfying entitlements under Interxion Share Plans, Interxion has no shares resolved or reserved for issuance out of its conditional share capital or authorised share capital. Except as set forth above, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, restricted stock units, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Interxion or any of its subsidiaries to issue or sell any shares of capital stock or other securities of Interxion or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Interxion or any of its subsidiaries, and no securities or obligations evidencing such rights are authorised, issued or outstanding. Upon any issuance of any Interxion Shares in accordance with the terms of an Interxion Share Plan, such Interxion Shares will be duly authorised, validly issued, fully paid and non-assessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance. Interxion does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with Interxion Shareholders on any matter.

(b)

Each Interxion Award (i) was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the Interxion Share Plan pursuant to which it was issued, (ii) in the case of an option over Interxion Shares, has an exercise price per Interxion Share equal to or greater than the fair market value of an Interxion Share on the date of such grant, and (iii) qualifies for the tax and accounting treatment afforded to such Interxion Award in each of Interxion’s tax returns in which they are reported and the Interxion Reports, respectively.

1.3	Corporate authority

Interxion has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, in each case, subject only, if applicable, to adoption of the Interxion Resolutions by the required majority of Interxion Shareholders pursuant to Interxion’s articles of association, as amended, dated 20 January 2012 (the Interxion Shareholder Approval). This Agreement has been duly executed and delivered by Interxion and constitutes a valid and binding agreement of Interxion enforceable against Interxion in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganisation, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the Bankruptcy and Equity Exception). The execution and delivery of, and performance of its obligations under, this Agreement will not (i) result in a breach of any provision of its constitutional documents, result in a material breach of, or constitute a default under, any instrument to which it is a party or by which it is bound, or (iii) result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

1.4	Interxion Reports; Financial Statements

(a)	Interxion has filed or furnished, as applicable, on a timely basis all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since 31 December 2011 (the Applicable Date) (the forms, statements, reports and documents filed or furnished since the Applicable Date, including any amendments thereto, the Interxion Reports). The 20-F filed on 8 April 2014, at the time of its filing or being furnished, or if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing, complied as to form and content in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act), and any rules and regulations promulgated thereunder applicable to such 20-F. As of 8 April 2014, such 20-F did not contain any untrue statement of a material fact and it did not omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in such 20-F has been amended or superseded by a later 20-F filed prior to the date hereof. Each of the principal executive officer and the principal financial officer of Interxion (or each former principal executive officer and each former principal financial officer of Interxion, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to such 20-F, and, to the knowledge of Interxion, the statements contained in such certifications are true and accurate in all material respects. For purposes of this paragraph 1.4, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)	Interxion is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3) or rules of the SEC, since the enactment of the Sarbanes-Oxley Act, neither Interxion nor any of its affiliates has made, arranged or modified (in any material way) any extensions of credit in the form of a personal loan to any executive officer or director of Interxion.

(c)	Interxion maintains a system of disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the Exchange Act. Such disclosure controls and procedures are designed to ensure that all material information required to be disclosed by Interxion is recorded and reported within the time periods specified in the rules and forms of the SEC, and that all such information is communicated to Interxion’s management as appropriate to allow timely decisions regarding such required disclosure. Interxion maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the Exchange Act). Such internal controls over financial reporting are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Interxion, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Interxion are being made only in accordance with authorisations of management and directors of Interxion, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of Interxion’s assets that would have a material effect on its financial statements. Interxion has disclosed, based on the most recent evaluation of its chief executive officer and its chief financial officer prior to the date hereof, to Interxion’s auditors and the audit committee of the Interxion Board (the Interxion Audit Committee) (A) any “significant deficiencies” and “material weaknesses” (each as defined in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement) in the design or operation of its internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Interxion’s ability to record, process, summarise and report financial information and has identified for Interxion’s auditors and Interxion Audit Committee any such material weaknesses, and (B) any fraud within their knowledge, whether or not material, that involves management or other employees who have a significant role in Interxion’s internal controls over financial reporting. Interxion has made available to Telecity a summary of any such disclosure made by management to Interxion’s auditors and Interxion Audit Committee since the Applicable Date.

(d)	Each of the consolidated financial statements contained in or incorporated by reference into Interxion Reports (including the related notes and schedules) fairly presents in all material respects the consolidated financial position of Interxion and its consolidated subsidiaries as of its date and each of the consolidated results of operations and cash flows of such companies for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end audit adjustments), in each case in accordance with IFRS consistently applied during the periods involved, except as may be noted therein.

(e)	On or prior to the date hereof, Interxion has provided a true, correct and complete copy of the audited statutory accounts of Interxion for the fiscal year ended 31 December 2014 and such statutory accounts have been prepared in accordance with applicable Laws.

1.5	Absence of certain changes

Since the most recent fiscal year end, except in connection with, or as a result of, the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the public announcement thereof prior to, on or following the date hereof) and save as publicly disclosed, Interxion and its subsidiaries have (a) conducted their respective businesses in the ordinary course of business consistent with past practices, and (b) there has not been any change, circumstance or event which has given rise to or would reasonably be expected to give rise to, individually or in the aggregate, an Interxion Material Adverse Event.

1.6	Compliance with Laws

The businesses of each of Interxion and its subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws, other than where such violations, individually or in aggregate, are not, and are not reasonably likely to cause, an Interxion Material Adverse Event. Except with respect to the Antitrust Clearances and Clearances, no investigation or review by any Governmental Authority with respect to Interxion or any of its subsidiaries is pending or, to the knowledge of Interxion, threatened in writing.

1.7	Anti-Corruption Laws

(a)	Since 31 December 2009, to the knowledge of Interxion, neither Interxion nor any of its subsidiaries nor any of its directors, officers or employees, nor any other person acting on behalf of Interxion or its subsidiaries, has engaged in any activity or conduct that has resulted or will result in a material violation of any Anti-Corruption Law.

(b)	Interxion and its subsidiaries maintain sufficient internal controls and procedures to ensure compliance with any applicable Anti-Corruption Law, including, without limitation, having in place adequate procedures to prevent bribery by any person (including any employee or agent) who performs (or has performed) services for or on behalf of Interxion and its subsidiaries within the meaning of Section 7 of the Bribery Act 2010 in accordance with the guidance published from time to time by the Secretary of State pursuant to Section 9 of the Bribery Act 2010.

1.8	Brokers and finders

Neither Interxion nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Offer except that Interxion has employed Perella Weinberg Partners LP and Bank of America Merrill Lynch as financial advisers to Interxion.

1.9	Change of control payments

Information in respect of all payments (and the estimated aggregate value of such payments) payable to any director, officer, employee or independent contractor of Interxion or any of its subsidiaries in connection with a change of control of Interxion (including but not limited to the transactions contemplated by this Agreement) have been disclosed to Telecity.

2.	WARRANTIES OF TELECITY

2.1	Organisation, good standing and qualification

Each of Telecity and its subsidiaries is a legal entity duly organised, validly existing and in good standing (to the extent such concept is applicable) under the Laws of its respective jurisdiction of incorporation and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted in all material respects and is licensed to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification.

2.2	Capital structure

(a)	As of the date hereof, 202,950,973 Telecity Shares were issued and outstanding. All of the issued Telecity Shares have been duly authorised, validly issued, fully paid and non-assessable. Except as set forth above and in accordance with the Telecity Share Plans, there are no pre-emptive or other outstanding rights, options, warrants, conversion rights, restricted stock units, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Telecity or any of its subsidiaries to issue or sell any shares or other securities of Telecity or any of its subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any person a right to subscribe for or acquire, any securities of Telecity or any of its subsidiaries, and no securities or obligations evidencing such rights are authorised, issued or outstanding. Upon any issuance of any Telecity Shares and/or ADRs in accordance with the terms of the Telecity Share Plans and this Agreement, such Telecity Shares and ADRs will be duly authorised, validly issued, fully paid and non-assessable and free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (including any restrictive or transfer legends). Telecity does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Telecity Shareholders on any matter.

(b)	Each Telecity Award (i) was granted in compliance in all material respects with all applicable Laws and the terms and conditions of the Telecity Share Plan pursuant to which it was issued, (ii) in the case of an option over Telecity Shares, has an exercise price per Telecity Share equal to or greater than the fair market value of a Telecity Share on the date of such grant (apart from in the case of nil cost options, which have been granted with an exercise price of zero, and options granted at a discount under the terms of any Telecity Share Plan), or (iii) qualifies for the tax and accounting treatment afforded to such Telecity Award in each of Telecity’s tax returns in which they are reported and the Telecity Reports, respectively.

2.3	Corporate authority

(a)	Telecity has the legal right and has taken all corporate action required by it for it to enter into and to perform its obligations under this Agreement and to consummate the Merger, in each case subject only, if applicable, to the passing of the Telecity Resolutions by the requisite majority of the Telecity Shareholders entitled to vote on such matter at the Telecity General Meeting (the Telecity Shareholder Approval). This Agreement has been duly executed and delivered by Telecity and constitutes a valid and binding agreement of Telecity, enforceable against Telecity in accordance with its terms, subject to the Bankruptcy and Equity Exception. The execution and delivery of, and performance of its obligations under, this Agreement will not (i) result in a breach of any provision of its constitutional documents, result in a material breach of, or constitute a default under, any instrument to which it is a party or by which it is bound, or (iii) result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

2.4	Telecity Reports; Financial statements

(a)	Telecity has filed or furnished, as applicable, on a timely basis all circulars, notices, prospectuses, resolutions, reports and other documents (including notifications to a RIS (as defined in the Listing Rules)) required to be filed or furnished by it under the Listing Rules and/or the prospectus rules made by the Financial Conduct Authority under Part VI of the Financial Services and Markets Act 2000 and/or the disclosure and transparency rules made by the Financial Conduct Authority under Part VI of the Financial Services and Markets Act 2000 since the Applicable Date (collectively, the Telecity Reports). Telecity Annual Report and Accounts for the year ended 31 December 2013 (the Telecity ARA 2013), at the time of filing or being furnished, or if amended prior to the date hereof, as of the date of such amendment, complied as to form and content in all material respects with the applicable requirements of the Financial Conduct Authority and other applicable Laws. As of its date, the Telecity ARA 2013 did not contain any untrue statement of a material fact and it did not omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent that the information in the Telecity ARA 2013 has been amended or superseded by a later Telecity Report filed prior to the date hereof. Telecity is in compliance in all material respects with the applicable listing and (except to the extent disclosed publicly) corporate governance rules and regulations of the FCA applicable to a company admitted to listing on the premium listing segment of the Official List.

(b)

Telecity maintains a system of internal controls, including, but not limited to, disclosure controls and procedures, internal controls over accounting matters and financial reporting, an internal audit function, and legal and regulatory compliance controls (collectively, Internal Controls), that comply in all material respects with applicable Laws and are sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorisations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorisation, (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, and (v) Telecity understands the nature of the responsibilities and obligations of its directors under the Listing Rules and the disclosure and transparency rules made by the FCA under Part VI of the Financial Services and Markets Act 2000. The Internal Controls are overseen by the audit committee of the Telecity Board (the Telecity Audit Committee). In the last three years, Telecity has not publicly disclosed or reported to the Telecity Audit Committee or the Telecity Board a significant deficiency, material weakness or material change in Internal Controls or fraud involving management or other employees who have a significant role in Internal Controls, any violation of, or failure to comply with, applicable Laws.

(c)	Each of the audited consolidated financial statements included in or incorporated by reference into the Telecity Reports (including the related notes and schedules) give a true and fair view of the state of affairs of Telecity and its consolidated subsidiaries as of its date and of the profits or losses for the period concerned, in each case in accordance with IFRS consistently applied during the periods involved, except as may be noted therein.

(d)	Prior to the date hereof, Telecity has provided a true, correct and complete copy of the audited statutory accounts of Telecity for the most recent fiscal year end and such statutory accounts have been prepared in accordance with applicable Laws.

2.5	Absence of certain changes

Since the most recent fiscal year end, except in connection with, or as a result of, the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (including the public announcement thereof prior to, on or following the date hereof) and save as publicly disclosed, Telecity and its subsidiaries have (a) conducted their respective businesses in the ordinary course of business consistent with past practices, and (b) there has not been any change, circumstance or event which has given rise to, or would reasonably be expected to give rise to, individually or in the aggregate, a Telecity Material Adverse Event.

2.6	Compliance with Laws

The businesses of each of Telecity and its subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any Laws, other than where such violations, individually or in aggregate, are not, and are not reasonably likely to cause, a Telecity Material Adverse Event. Except with respect to the Antitrust Clearances and Clearances, no investigation or review by any Governmental Authority with respect to Telecity or any of its subsidiaries is pending or, to the knowledge of Telecity, threatened in writing.

2.7	Anti-Corruption Laws

(a)	Since 31 December 2009, to the knowledge of Telecity, neither Telecity nor any of its subsidiaries nor any of its directors, officers or employees, nor any other person acting on the behalf of Telecity or its subsidiaries, has engaged in any activity or conduct that has resulted or will result in a material violation of any Anti-Corruption Law.

(b)	Telecity and its subsidiaries maintain sufficient internal controls and procedures to ensure compliance with any applicable Anti-Corruption Law, including, without limitation, having in place adequate procedures to prevent bribery by any person (including any employee or agent) who performs (or has performed) services for or on behalf of Telecity and its subsidiaries within the meaning of Section 7 of the Bribery Act 2010 in accordance with the guidance published from time to time by the Secretary of State pursuant to Section 9 of the Bribery Act 2010.

2.8	Brokers and finders

Neither Telecity nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Offer except that Telecity has employed Goldman Sachs International, Barclays Bank plc, Greenhill & Co. International LLP and Oakley Capital as its financial advisers.

SCHEDULE 5

CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer or this Agreement, neither party shall be required to implement the Merger, and the Telecity Offeror, shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e 1(c) promulgated under the Exchange Act (relating to Telecity’s obligation to pay for or return tendered Interxion Shares promptly after the termination or withdrawal of the Offer), pay for any Interxion Shares tendered pursuant to the Offer if the following Conditions have not been satisfied or waived (to the extent capable of waiver as set out in this Schedule 5) on or prior to the Offer Closing Date:

1. Prior approval of the Merger and passing of the Telecity Resolutions by Telecity Shareholders in a general meeting in accordance with the Listing Rules.

2. All Relevant Antitrust Authorities having:

(a)	declined jurisdiction over the transaction; or

(b)	granted clearance either unconditionally or in terms acceptable to Telecity under Clause 4.4(d); or

(c)	not issued a decision within the required deadlines with the consequence that the Merger is deemed approved,

and it being lawful under the merger control laws applied by the Relevant Antitrust Authorities for the Merger to be completed in accordance with its terms (the Antitrust Condition).

3. Telecity having received valid acceptances for at least 95 per cent. of the total issued share capital of Interxion at the Expiration Time (the Minimum Tender Condition), unless (or except to the extent that) such Condition is amended or waived by Telecity subject to the terms and conditions of this Agreement.

4. No Interxion Material Adverse Event has occurred or becomes apparent between the date of this Agreement and the Offer Closing Date, unless such Condition is waived by Telecity.

5. No Telecity Material Adverse Event has occurred or becomes apparent between the date of this Agreement and the Offer Closing Date, unless such Condition is waived by Interxion.

6. The Interxion Board having resolved to register the Telecity Offeror (or, if applicable, the holder(s) of Interxion Shares beneficially held by the Telecity Offeror) in Interxion’s share register as a shareholder with voting rights with respect to all Interxion Shares any of them has acquired or may acquire in the Offer subject to the Offer Closing.

7. No Governmental Authority having taken any action (including, without limitation, issuing or taking steps to issue an order, temporary restraining order, preliminary or permanent injunction, decree or ruling or taking any action enjoining, restraining, or otherwise imposing a legal restraint) which has or would have the effect of making the acceptance for payment of Interxion Shares in the Offer illegal or otherwise preventing or prohibiting consummation of the Offer, or which requires or would require Telecity or any of its subsidiaries to meet any condition or requirement that would give rise to a Telecity Material Adverse Event.

8. The Registration Statements having become effective under the Securities Act, as declared by the SEC, and, prior to the Expiration Time, shall not be the subject of any stop order or proceeding seeking a stop order that has not been concluded or withdrawn (the SEC Registration Condition).

9. The admission of the Telecity Shares to be issued in the Offer (including those underlying the ADRs to be issued in the Offer), to the premium listing segment of the Official List becoming effective in accordance with the Listing Rules and the admission of such shares to the LSE’s main market for listed securities becoming effective in accordance with the current Admission Standards or (if Telecity so determines and subject to the consent of Interxion) the Financial Conduct Authority agreeing or confirming its decision to admit the Telecity Shares to the premium listing segment of the Official List and the main market for listed securities of the LSE agreeing to admit the Telecity Shares to trading subject only to (a) the allotment of the Telecity Shares, and/or (b) the Offer otherwise becoming or being declared unconditional in all respects (the UK Listing Condition).

10. The ADRs to be issued in the Offer and such ADRs that are reserved for issuance in connection with the Offer pursuant to this Agreement having been authorised for listing on a National Securities Exchange, upon official notice of issuance (the US Listing Condition).

11. This Agreement not having been terminated in accordance with its terms.

SCHEDULE 6

AWARDS GRANTED UNDER SHARE PLANS

1.	OUTSTANDING INTERXION AWARDS GRANTED UNDER INTERXION SHARE PLANS

Type of Award	Year of grant		No. of participants with outstanding awards	Unvested	No. of outstanding awards (vested but unexercised and unvested)	Option exercise price range ($) (save for the awards under 2008 Plan which are €)	Due to vest in remainder of 2015	Due to vest on or after 1 January 2016
Options under 2008 Plan*
	2008		0	0	0	6.05 - 6.80	0	0
	2009		0	0	0	6.80 - 6.95	0	0
	2010		3	0	14,438	6.2 - 10.2	0	0

	Subtotal		3	0	14,438	N/A	0	0

Options under 2011 Plan
	2011		19	105,875	1,060,750	10 - 14.74	105,875	0
	2012		11	122,188	266,500	10 - 22.64	66,250	55,938
	2013		9	85,220	136,500	10 - 22.5	31,688	53,532

	Subtotal		39	313,283	1,463,750	N/A	203,813	109,470

Options under 2013 Amended Plan
	2014		8	133,125	177,500	17.5 - 23.25	40,000	93,125
	2015		11	79,000	79,000	24.6	0	79,000
	Subtotal		19	212,125	256,500	N/A	40,000	172,125

Options under All Plans	Total		61	525,408	1,734,688	N/A	243,813	281,595

RSU under 2013 Unamended Plan
	2013		0	0	0	N/A	0	0
RSU under 2013 Amended Plan
	2014		24	266,972	266,972	N/A	90,165	176,807
	2015		4	120,000	90,000	N/A	0	120,000

	Total		28	386,972	356,972	N/A	90,165	296,807

PSU under 2013 Amended Plan
	2013	**	4	0	0	N/A	0	0
	2014	***	4	132,703	132,703	N/A	33,177	99,526

	Total		8	132,703	132,703	N/A	33,177	99,526

Total				1,045,083	2,224,363	N/A	367,155	677,928

*)	This overview includes all the approved awards by the compensation committee till March 5 2015
**)	The TSR adjustment for the 2013 PS awards was set on 0%. Non of the remaining shares will vest.
***)	The initial awards level for the 2014 award will have to be approved by the shareholder. Vesting will take place after the AGM 2015 in June. For now we assume 100 % award + vesting

				Iron Share Awards (as at 27 February 2015)
Type of Award	Year of grant	No. of Participants	GS	No. of participants with outstanding awards	GS	Vested	GS	Unvested	GS	GS	No. of outstanding awards (i.e. all unvested awards and vested but unexercised options)	GS	Option exercise price range ($) (save for the awards under 2008 Plan which are €)	Due to vest in remainder of 2015	GS	Due to vest on or after 1 January 2016	GS
Options under 2008 Plan*
	2,008	38	39	—	—	645,525	726,755	—	—		—	—	6.05 - 6.80	—	—	—	—	that has
	2,009	9	9	—	—	197,438	197,438	—	—		—	—	6.80 - 6.95	—	—	—	—
	2,010	25	25	3	3	337,375	337,375	—	—		14,438	14,438	6.2 - 10.2	—	—	—
	Subtotal	72	73	3	3	1,180,338	1,261,568	—	—	—	14,438	14,438	N/A	—		—

Options under 2011 Plan
	2,011	29	30	18	19	1,366,999	1,399,125	218,001	185,875	105,875	1,060,750	1,060,750	10 - 14.74	218,001	105,875	—	—
	2,012	12	14	9	11	209,062	240,312	125,938	134,688	122,188	261,500	266,500	10 - 22.64	76,875	66,250	49,063	55,938
	2,013	11	11	9	9	80,655	107,217	88,345	124,783	85,220	136,500	136,500	10 - 22.5	31,688	31,688	56,657	53,532
	Subtotal	52	55	36	39	1,656,716	1,746,654	432,284	445,346	313,283	1,458,750	1,463,750	N/A	326,564	203,813	105,720	109,470

Options under 2013 Amended Plan
	2,014	8	8	8	8	32,500	46,875	147,500	133,125	133,125	177,500	177,500	17.5 - 23.25	45,000	40,000	102,500	93,125
	2,015	8	11	8	11	—	—	57,000	79,000	79,000	57,000	79,000	25	—	—	57,000	79,000
	Subtotal	16	19	16	19	32,500		204,500			234,500	256,500	N/A	45,000	45,000	159,500	172,125

Options under All Plans	Total	140	147	55	61	2,869,554	3,008,222	636,784	445,346	313,283	1,707,688	1,734,688	N/A	371,564	248,813	265,220	281,595

RSU under 2013 Unamended Plan
	2,013	6	6	—	—	12,282	12,282	—	—		—	—	N/A	—	—	—	—
RSU under 2013 Amended Plan
	2,014	24	24	24	24	83,750	83,750	266,972	266,972		266,972	266,972	N/A	90,166	90,165	176,807	176,807
	2,015	2	2	2	2	—	25,000	115,000	90,000		115,000	90,000	N/A	25,000	—	90,000	90,000
	Total	26		26		83,750		381,972			381,972		N/A	115,166		266,807
PSU under 2013 Amended Plan
	2,013	4		4		41,059		83,150			83,150		N/A	21,045		62,104
	2,014	4		4		33,176		99,478			99,478		N/A	—		99,478
	Total	8		8		74,235		182,628			182,628		N/A	21,045		161,582

Total						5,876,875		1,633,668			3,745,476		N/A	834,339		799,329

*	We understand from information in the VDR that an additional 44,875 options were awarded under the 2008 Plan but have not vested - we assume they have lapsed.

2.	OUTSTANDING TELECITY AWARDS GRANTED UNDER TELECITY SHARE PLANS

Schedule 6: Outstanding Titanium Awards as at 5 March 2015

Vested and unexercised executive awards

80,539 shares held by one individual (granted 2009 and 2010), which are fully vested.

Unvested LTIP and DBP awards

Year of grant	Year of Vesting	Number outstanding	Comment
2011	N/A	Nil
2012	N/A	Nil
2013 LTIP	2016	609,139
2014 DBP	2016	3,960

2014 LTIP	2017	1,089,523	1,104,654 minus two late awards
2015 DBP	2017	5,225	One individual only
2015 LTIP	2018	15,131	Two late awards on 2014/16 TSR cycle but vesting in February 2018. Normal 2015 grants under the RSP and LTIP will be made post-AGM

Dividend equivalent add-ons - not quantified

Unexercised Sharesave Scheme award

Year of grant	Year of Vesting	Option Price	Number outstanding	Comment
2011	2015	£3.95	4,529	France only
2012	2015	£7.09	68,753	Excluding France
2012	2016	£6.96	703	France only
2013	2016	£6.94	55,480
2013	2016	£7.51	2,374	France only
2014	2017	£5.93	350,795
2014	2017	£6.03	11,365	France only

Total			493,999

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorised, all at or on the day and year first above written.

SIGNED	)	SIGNATURE:	/s/ Eric Hageman
for and on behalf of	)
Telecity Group plc	)	NAME:	Eric Hageman

SIGNED	)	SIGNATURE:	/s/ David C. Ruberg
for and on behalf of	)
Interxion Holding N.V.	)	NAME:	David C. Ruberg